
13003916



**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 UNDER**
**THE SECURITIES EXCHANGE ACT OF 1934**

**For the month of December, 2013**

**Commission File Number 0-99**

# PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☑ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended September 30, 2013.

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

## STATEMENT OF FINANCIAL POSITION

AT 30 SEPTEMBER 2013 AND 31 DECEMBER 2012

**(Thousand Pesos)**

**CONSOLIDATED**

**Final Printing**

| REF | ACCOUNT / SUBACCOUNT | ENDING CURRENT Amount | PREVIOUS YEAR END Amount |
|---|---|---|---|
| **10000000** | **TOTAL ASSETS** | **2,022,505,983** | **2,024,182,896** |
| **11000000** | **TOTAL CURRENT ASSETS** | **283,532,465** | **318,142,125** |
| 11010000 | CASH AND CASH EQUIVALENTS | 114,101,943 | 119,234,891 |
| 11020000 | SHORT-TERM INVESMENTS | 0 | 0 |
| 11020010 | AVAILABLE-FOR-SALE INVESTMENTS | 0 | 0 |
| 11020020 | TRADING INVESTMENTS | 0 | 0 |
| 11020030 | HELD-TO-MATURITY INVESTMENTS | 0 | 0 |
| 11030000 | TRADE RECEIVABLES, NET | 87,453,009 | 94,073,169 |
| 11030010 | TRADE RECEIVABLES | 88,572,305 | 95,132,384 |
| 11030020 | ALLOWANCE FOR DOUBTFUL ACCOUNTS | -1,119,296 | -1,059,215 |
| 11040000 | OTHER RECEIVABLES, NET | 34,785,141 | 38,936,342 |
| 11040010 | OTHER RECEIVABLES | 34,785,141 | 38,936,342 |
| 11040020 | ALLOWANCE FOR DOUBTFUL ACCOUNTS | 0 | 0 |
| 11050000 | INVENTORIES | 39,142,697 | 56,847,570 |
| 11051000 | BIOLOGICAL CURRENT ASSETS | 0 | 0 |
| 11060000 | OTHER CURRENT ASSETS | 8,049,675 | 9,050,153 |
| 11060010 | PREPAYMENTS | 0 | 0 |
| 11060020 | DERIVATIVE FINANCIAL INSTRUMENTS | 8,049,675 | 9,050,153 |
| 11060030 | ASSETS AVAILABLE FOR SALE | 0 | 0 |
| 11060040 | DISCONTINUED OPERATIONS | 0 | 0 |
| 11060050 | RIGHTS AND LICENSES | 0 | 0 |
| 11060060 | OTHER | 0 | 0 |
| **12000000** | **TOTAL NON-CURRENT ASSETS** | **1,738,973,518** | **1,706,040,771** |
| 12010000 | ACCOUNTS RECEIVABLE, NET | 0 | 0 |
| 12020000 | INVESTMENTS | 36,115,437 | 33,022,854 |
| 12020010 | INVESTMENTS IN ASSOCIATES AND JOINT VENTURES | 17,456,345 | 14,546,263 |
| 12020020 | HELD-TO-MATURITY INVESTMENTS | 0 | 0 |
| 12020030 | AVAILABLE-FOR-SALE INVESTMENTS | 17,264,195 | 15,771,259 |
| 12020040 | OTHER INVESTMENTS | 1,394,897 | 2,705,332 |
| 12030000 | PROPERTY, PLANT AND EQUIPMENT, NET | 1,687,729,303 | 1,658,734,085 |
| 12030010 | LAND AND BUILDINGS | 1,180,962,822 | 1,102,505,510 |
| 12030020 | MACHINERY AND INDUSTRIAL EQUIPMENT | 1,640,114,763 | 1,618,990,181 |
| 12030030 | OTHER EQUIPMENT | 84,815,191 | 81,527,392 |
| 12030040 | ACCUMULATED DEPRECIATION | -1,353,874,195 | -1,249,592,275 |
| 12030050 | CONSTRUCTION IN PROGRESS | 135,710,722 | 105,303,277 |
| 12040000 | INVESTMENT PROPERTY | 0 | 0 |
| 12050000 | BIOLOGICAL NON- CURRENT ASSETS | 0 | 0 |
| 12060000 | INTANGIBLE ASSETS,NET | 14,311,904 | 12,347,835 |
| 12060010 | GOODWILL | 0 | 0 |
| 12060020 | TRADEMARKS | 0 | 0 |
| 12060030 | RIGHTS AND LICENSES | 167,820 | 183,458 |
| 12060031 | CONCESSIONS | 0 | 0 |
| 12060040 | OTHER INTANGIBLE ASSETS | 14,144,084 | 12,164,377 |
| 12070000 | DEFERRED TAX ASSETS | 816,874 | 1,935,997 |
| 12080000 | OTHER NON-CURRENT ASSETS | 0 | 0 |
| 12080001 | PREPAYMENTS | 0 | 0 |
| 12080010 | DERIVATIVE FINANCIAL INSTRUMENTS | 0 | 0 |
| 12080020 | EMPLOYEE BENEFITS | 0 | 0 |
| 12080021 | AVAILABLE FOR SALE ASSETS | 0 | 0 |
| 12080030 | DISCONTINUED OPERATIONS | 0 | 0 |
| 12080040 | DEFERRED CHARGES | 0 | 0 |
| 12080050 | OTHER | 0 | 0 |
| **20000000** | **TOTAL LIABILITIES** | **2,382,999,131** | **2,295,248,746** |
| **21000000** | **TOTAL CURRENT LIABILITIES** | **202,665,494** | **235,803,649** |
| 21010000 | BANK LOANS | 38,339,064 | 73,346,333 |
| 21020000 | STOCK MARKET LOANS | 39,708,164 | 40,894,672 |
| 21030000 | OTHER LIABILITIES WITH COST | 0 | 0 |
| 21040000 | TRADE PAYABLES | 55,578,809 | 61,513,451 |
| 21050000 | TAXES PAYABLE | 52,291,134 | 43,980,843 |
| 21050010 | INCOME TAX PAYABLE | 42,157,263 | 38,104,579 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

**STATEMENT OF FINANCIAL POSITION**

AT 30 SEPTEMBER 2013 AND 31 DECEMBER 2012

**(Thousand Pesos)**

**CONSOLIDATED**

**Final Printing**

| REF | ACCOUNT / SUBACCOUNT | ENDING CURRENT Amount | PREVIOUS YEAR END Amount |
|---|---|---|---|
| 21050020 | OTHER TAXES PAYABLE | 10,133,871 | 5,876,264 |
| 21060000 | OTHER CURRENT LIABILITIES | 16,748,323 | 16,068,350 |
| 21060010 | INTEREST PAYABLE | 0 | 0 |
| 21060020 | DERIVATIVE FINANCIAL INSTRUMENTS | 5,313,061 | 6,752,811 |
| 21060030 | DEFERRED REVENUE | 0 | 0 |
| 21060050 | EMPLOYEE BENEFITS | 0 | 0 |
| 21060060 | PROVISIONS | 0 | 0 |
| 21060061 | CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS | 0 | 0 |
| 21060070 | DISCONTINUED OPERATIONS | 0 | 0 |
| 21060080 | OTHER | 11,435,262 | 9,315,539 |
| **22000000** | **TOTAL NON-CURRENT LIABILITIES** | **2,180,333,637** | **2,059,445,097** |
| 22010000 | BANK LOANS | 114,330,061 | 136,796,296 |
| 22020000 | STOCK MARKET LOANS | 615,661,782 | 535,821,299 |
| 22030000 | OTHER LIABILITIES WITH COST | 0 | 0 |
| 22040000 | DEFERRED TAX LIABILITIES | 25,925,609 | 28,137,915 |
| 22050000 | OTHER NON-CURRENT LIABILITIES | 1,424,416,185 | 1,358,689,587 |
| 22050010 | DERIVATIVE FINANCIAL INSTRUMENTS | 0 | 0 |
| 22050020 | DEFERRED REVENUE | 0 | 0 |
| 22050040 | EMPLOYEE BENEFITS | 1,347,524,750 | 1,288,540,759 |
| 22050050 | PROVISIONS | 70,724,826 | 63,802,794 |
| 22050051 | NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS | 0 | 0 |
| 22050060 | DISCONTINUED OPERATIONS | 0 | 0 |
| 22050070 | OTHER | 6,166,609 | 6,346,034 |
| **30000000** | **TOTAL EQUITY** | **-360,493,148** | **-271,065,850** |
| 30010000 | EQUITY ATTRIBUTABLE TO OWNERS OF PARENT | -360,493,148 | -271,065,850 |
| 30030000 | CAPITAL STOCK | 49,604,835 | 49,604,835 |
| 30040000 | SHARES REPURCHASED | 0 | 0 |
| 30050000 | PREMIUM ON ISSUANCE OF SHARES | 0 | 0 |
| 30060000 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| 30070000 | OTHER CONTRIBUTED CAPITAL | 178,730,591 | 178,730,591 |
| 30080000 | RETAINED EARNINGS (ACCUMULATED LOSSES) | -208,697,937 | -116,113,539 |
| 30080010 | LEGAL RESERVE | 977,760 | 977,760 |
| 30080020 | OTHER RESERVES | 0 | 0 |
| 30080030 | RETAINED EARNINGS | -117,091,299 | -119,691,777 |
| 30080040 | NET INCOME FOR THE PERIOD | -92,584,398 | 2,600,478 |
| 30080050 | OTHERS | 0 | 0 |
| 30090000 | ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX) | -380,130,637 | -383,287,737 |
| 30090010 | GAIN ON REVALUATION OF PROPERTIES | 0 | 0 |
| 30090020 | ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS | -379,768,919 | -379,768,919 |
| 30090030 | FOREING CURRENCY TRANSLATION | 2,554,967 | 2,734,934 |
| 30090040 | CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE | -2,916,685 | -6,253,752 |
| 30090050 | CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS | 0 | 0 |
| 30090060 | CHANGES IN FAIR VALUE OF OTHER ASSETS | 0 | 0 |
| 30090070 | SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES | 0 | 0 |
| 30090080 | OTHER COMPREHENSIVE INCOME | 0 | 0 |
| 30020000 | NON-CONTROLLING INTERESTS | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

**STATEMENT OF FINANCIAL POSITION**
**INFORMATIONAL DATA**

AT 30 SEPTEMBER 2013 AND 31 DECEMBER 2012

**(Thousand Pesos)**

**CONSOLIDATED**

**Final Printing**

| REF | CONCEPTS | ENDING CURRENT | PREVIOUS YEAR END |
|---|---|---|---|
| | | Amount | Amount |
| 91000010 | SHORT-TERM FOREIGN CURRENCY LIABILITIES | 57,146,709 | 96,237,414 |
| 91000020 | LONG TERM FOREIGN CURRENCY LIABILITIES | 593,780,070 | 537,637,598 |
| 91000030 | CAPITAL STOCK (NOMINAL) | 0 | 0 |
| 91000040 | RESTATEMENT OF CAPITAL STOCK | 0 | 0 |
| 91000050 | PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS | 10,442,684 | 3,480,395 |
| 91000060 | NUMBER OF EXECUTIVES (*) | 0 | 0 |
| 91000070 | NUMBER OF EMPLOYEES (*) | 154,780 | 150,697 |
| 91000080 | NUMBER OF WORKERS (*) | 0 | 0 |
| 91000090 | OUTSTANDING SHARES (*) | 0 | 0 |
| 91000100 | REPURCHASED SHARES (*) | 0 | 0 |
| 91000110 | RESTRICTED CASH (1) | 0 | 0 |
| 91000120 | GUARANTEED DEBT OF ASSOCIATED COMPANIES | 0 | 0 |

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

**STATEMENTS OF COMPREHENSIVE INCOME**

**CONSOLIDATED**

FOR THE NINE AND THREE MONTHS ENDED 30 SEPTEMBER, 2013 AND 2012

**(Thousand Pesos)**

**Final Printing**

| REF | ACCOUNT / SUBACCOUNT | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | ACCUMULATED | QUARTER | ACCUMULATED | QUARTER |
| **40010000** | **REVENUE** | **1,198,710,347** | **409,305,461** | **1,226,309,468** | **408,918,423** |
| 40010010 | SERVICES | 7,414,364 | 2,659,606 | 5,352,920 | 1,858,545 |
| 40010020 | SALE OF GOODS | 1,191,295,983 | 406,645,855 | 1,220,956,548 | 407,059,878 |
| 40010030 | INTERESTS | 0 | 0 | 0 | 0 |
| 40010040 | ROYALTIES | 0 | 0 | 0 | 0 |
| 40010050 | DIVIDENDS | 0 | 0 | 0 | 0 |
| 40010060 | LEASES | 0 | 0 | 0 | 0 |
| 40010061 | CONSTRUCTIONS | 0 | 0 | 0 | 0 |
| 40010070 | OTHER REVENUE | 0 | 0 | 0 | 0 |
| **40020000** | **COST OF SALES** | **590,392,067** | **202,246,017** | **601,732,827** | **203,935,717** |
| 40021000 | GROSS PROFIT | 608,318,280 | 207,059,444 | 624,576,641 | 204,982,706 |
| **40030000** | **GENERAL EXPENSES** | **97,837,902** | **32,657,089** | **83,843,719** | **28,902,286** |
| **40040000** | **PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET** | **510,480,378** | **174,402,355** | **540,732,922** | **176,080,420** |
| **40050000** | **OTHER INCOME (EXPENSE), NET** | **80,661,001** | **17,879,618** | **162,411,752** | **45,400,059** |
| **40060000** | **OPERATING PROFIT (LOSS) (*)** | **591,141,379** | **192,281,973** | **703,144,674** | **221,480,479** |
| 40070000 | FINANCE INCOME | 14,344,829 | 4,714,433 | 66,391,493 | 39,174,259 |
| 40070010 | INTEREST INCOME | 1,753,359 | 586,957 | 1,612,736 | 533,155 |
| 40070020 | GAIN ON FOREIGN EXCHANGE, NET | 302,797 | -3,635,020 | 47,445,187 | 30,628,432 |
| 40070030 | GAIN ON DERIVATIVES, NET | 12,288,673 | 7,762,496 | 17,333,570 | 8,012,672 |
| 40070040 | GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS | 0 | 0 | 0 | 0 |
| 40070050 | OTHER FINANCE INCOME | 0 | 0 | 0 | 0 |
| 40080000 | FINANCE COSTS | 39,342,639 | 10,063,394 | 52,239,378 | 15,231,482 |
| 40080010 | INTEREST EXPENSE | 28,229,653 | 9,816,800 | 27,413,041 | 9,972,237 |
| 40080020 | LOSS ON FOREIGN EXCHANGE, NET | 0 | 0 | 0 | 0 |
| 40080030 | LOSS ON DERIVATIVES, NET | 11,112,986 | 246,594 | 24,826,337 | 5,259,245 |
| 40080050 | LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS | 0 | 0 | 0 | 0 |
| 40080060 | OTHER FINANCE COSTS | 0 | 0 | 0 | 0 |
| **40090000** | **FINANCE INCOME (COSTS), NET** | **-24,997,810** | **-5,348,961** | **14,152,115** | **23,942,777** |
| 40100000 | SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES | -154,516 | -47,022 | 2,064,069 | 2,026,839 |
| **40110000** | **PROFIT (LOSS) BEFORE INCOME TAX** | **565,989,053** | **186,885,990** | **719,360,858** | **247,450,095** |
| 40120000 | INCOME TAX EXPENSE | 658,573,451 | 226,085,427 | 687,999,599 | 222,906,464 |
| 40120010 | CURRENT TAX | 658,857,469 | 226,380,845 | 688,179,577 | 222,868,538 |
| 40120020 | DEFERRED TAX | -284,018 | -295,418 | -179,978 | 37,926 |
| **40130000** | **PROFIT (LOSS) FROM CONTINUING OPERATIONS** | **-92,584,398** | **-39,199,437** | **31,361,259** | **24,543,631** |
| 40140000 | PROFIT (LOSS) FROM DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| **40150000** | **NET PROFIT (LOSS)** | **-92,584,398** | **-39,199,437** | **31,361,259** | **24,543,631** |
| 40160000 | PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS | 0 | 0 | 0 | 0 |
| 40170000 | PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT | -92,584,398 | -39,199,437 | 31,361,259 | 24,543,631 |

| REF | ACCOUNT / SUBACCOUNT | CURRENT YEAR ACCUMULATED | CURRENT YEAR QUARTER | PREVIOUS YEAR ACCUMULATED | PREVIOUS YEAR QUARTER |
|---|---|---|---|---|---|
| 40180000 | BASIC EARNINGS (LOSS) PER SHARE | 0 | 0 | 0.00 | 0.00 |
| 40190000 | DILUTED EARNINGS (LOSS) PER SHARE | 0 | 0 | 0.00 | 0.00 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

**STATEMENTS OF COMPREHENSIVE INCOME**

**OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)**

**CONSOLIDATED**

FOR THE NINE AND THREE MONTHS ENDED 30 SEPTEMBER, 2013 AND 2012

**(Thousand Pesos)**

**Final Printing**

| REF | ACCOUNT / SUBACCOUNT | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | ACCUMULATED | QUARTER | ACCUMULATED | QUARTER |
| **40200000** | **NET PROFIT (LOSS)** | **-92,584,398** | **-39,199,437** | **31,361,259** | **24,543,631** |
| | **DISCLOSURES NOT BE RECLASSIFIED ON INCOME** | | | | |
| 40210000 | PROPERTY REVALUATION GAINS | 0 | 0 | 0 | 0 |
| 40220000 | ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS | 0 | 0 | 0 | 0 |
| 40220100 | SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES | 0 | 0 | 0 | 0 |
| | **DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME** | | | | |
| 40230000 | FOREING CURRENCY TRANSLATION | -179,967 | 317,470 | -4,313,729 | -2,630,972 |
| 40240000 | CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE | 3,337,067 | 2,748,416 | -8,565,879 | 2,325,289 |
| 40250000 | CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS | 0 | 0 | 0 | 0 |
| 40260000 | CHANGES IN FAIR VALUE OF OTHER ASSETS | 0 | 0 | 0 | 0 |
| 40270000 | SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES | 0 | 0 | 0 | 0 |
| **40280000** | **OTHER COMPREHENSIVE INCOME** | **0** | **0** | **0** | **0** |
| **40290000** | **TOTAL OTHER COMPREHENSIVE INCOME** | **3,157,100** | **3,065,886** | **-12,879,608** | **-305,683** |

| REF | ACCOUNT / SUBACCOUNT | CURRENT YEAR ACCUMULATED | CURRENT YEAR QUARTER | PREVIOUS YEAR ACCUMULATED | PREVIOUS YEAR QUARTER |
|---|---|---|---|---|---|
| **40300000** | **TOTAL COMPREHENSIVE INCOME** | **-89,427,298** | **-36,133,551** | **18,481,651** | **24,237,948** |
| 40320000 | COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS | 0 | 0 | 0 | 0 |
| 40310000 | COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT | -89,427,298 | -36,133,551 | 18,481,651 | 24,237,948 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

**STATEMENTS OF COMPREHENSIVE INCOME**

**INFORMATIONAL DATA**

**CONSOLIDATED**

FOR THE NINE AND THREE MONTHS ENDED 30 SEPTEMBER, 2013 AND 2012

**(Thousand Pesos)**

**Final Printing**

| REF | ACCOUNT / SUBACCOUNT | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | ACCUMULATED | QUARTER | ACCUMULATED | QUARTER |
| 92000010 | OPERATING DEPRECIATION AND AMORTIZATION | 111,906,129 | 38,382,379 | 105,060,673 | 36,223,775 |
| 92000020 | EMPLOYEES PROFIT SHARING EXPENSES | 0 | 0 | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

**STATEMENTS OF COMPREHENSIVE INCOME**
**INFORMATIONAL DATA (12 MONTHS)**

**CONSOLIDATED**

FOR THE NINE AND THREE MONTHS ENDED 30 SEPTEMBER, 2013 AND 2012

**(Thousand Pesos)**

**Final Printing**

| REF | ACCOUNT / SUBACCOUNT | YEAR | |
|---|---|---|---|
| | | CURRENT | PREVIOUS |
| 92000030 | REVENUE NET (**) | 1,619,312,920 | 1,646,617,472 |
| 92000040 | OPERATING PROFIT (LOSS) (**) | 793,336,005 | 936,391,005 |
| 92000050 | PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**) | -121,345,157 | -11,620,448 |
| 92000060 | NET PROFIT (LOSS) (**) | -121,345,157 | -11,620,448 |
| 92000070 | OPERATING DEPRECIATION AND AMORTIZATION (**) | 147,536,810 | 139,559,086 |

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION LAST 12 MONTHS

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

## STATEMENT OF CASH FLOWS

TO SEPTEMBER 30 OF 2013 AND 2012

**(Thousand Pesos)**

**CONSOLIDATED**

**Final Printing**

| REF | ACCOUNT/SUBACCOUNT | CURRENT YEAR Amount | PREVIOUS YEAR Amount |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| **50010000** | **PROFIT (LOSS) BEFORE INCOME TAX** | **565,989,053** | **719,360,858** |
| 50020000 | +(-) ITEMS NOT REQUIRING CASH | 0 | 0 |
| 50020010 | + ESTIMATE FOR THE PERIOD | 0 | 0 |
| 50020020 | + PROVISION FOR THE PERIOD | 0 | 0 |
| 50020030 | +(-) OTHER UNREALISED ITEMS | 0 | 0 |
| 50030000 | +(-) ITEMS RELATED TO INVESTING ACTIVITIES | 122,686,131 | 117,149,598 |
| 50030010 | DEPRECIATION AND AMORTISATION FOR THE PERIOD | 111,906,129 | 105,060,673 |
| 50030020 | (-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT | -2,354,000 | 0 |
| 50030030 | +(-) LOSS (REVERSAL) IMPAIRMENT | 0 | 0 |
| 50030040 | (-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES | 154,516 | -2,064,069 |
| 50030050 | (-) DIVIDENDS RECEIVED | -914,116 | 0 |
| 50030060 | (-) INTEREST RECEIVED | 0 | 0 |
| 50030070 | (-) EXCHANGE FLUCTUATION | 0 | 0 |
| 50030080 | (-)+ OTHER INFLOWS (OUTFLOWS) OF CASH | 13,893,602 | 14,152,994 |
| 50040000 | +(-) ITEMS RELATED TO FINANCING ACTIVITIES | 26,265,781 | -27,011,975 |
| 50040010 | (+) ACCRUED INTEREST | 28,266,080 | 27,328,413 |
| 50040020 | (+) EXCHANGE FLUCTUATION | -1,498,743 | -53,802,748 |
| 50040030 | (+) DERIVATIVE TRANSACTIONS | 0 | 0 |
| 50040040 | (-)+ OTHER INFLOWS (OUTFLOWS) OF CASH | -501,556 | -537,640 |
| **50050000** | **CASH FLOWS BEFORE INCOME TAX** | **714,940,965** | **809,498,481** |
| 50060000 | CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES | -574,623,047 | -667,215,029 |
| 50060010 | +(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE | 10,052,374 | 6,444,177 |
| 50060020 | +(-) DECREASE (INCREASE) IN INVENTORIES | 17,704,873 | -3,816,687 |
| 50060030 | +(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE | -10,210,748 | -7,351,162 |
| 50060040 | +(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE | -5,934,642 | 4,176,974 |
| 50060050 | +(-) INCREASE (DECREASE) IN OTHER LIABILITIES | 65,121,439 | 34,857,515 |
| 50060060 | +(-) INCOME TAXES PAID OR RETURNED | -651,356,343 | -701,525,846 |
| **50070000** | **NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES** | **140,317,918** | **142,283,452** |
| **INVESTING ACTIVITIES** | | | |
| 50080000 | NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES | -137,477,090 | -125,956,196 |
| 50080010 | (-) PERMANENT INVESTMENTS | 0 | 0 |
| 50080020 | + DISPOSITION OF PERMANENT INVESTMENTS | 0 | 0 |
| 50080030 | (-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT | -140,718,810 | -124,355,455 |
| 50080040 | + SALE OF PROPERTY, PLANT AND EQUIPMENT | 0 | 0 |
| 50080050 | (-) TEMPORARY INVESTMENTS | 0 | 0 |
| 50080060 | + DISPOSITION OF TEMPORARY INVESTMENTS | 2,869,843 | 0 |
| 50080070 | (-) INVESTMENT IN INTANGIBLE ASSETS | 0 | 0 |
| 50080080 | + DISPOSITION OF INTANGIBLE ASSETS | 0 | 0 |
| 50080090 | (-) ACQUISITIONS OF VENTURES | 0 | 0 |
| 50080100 | + DISPOSITIONS OF VENTURES | 0 | 0 |
| 50080110 | + DIVIDEND RECEIVED | 0 | 0 |
| 50080120 | + INTEREST RECEIVED | 0 | 0 |
| 50080130 | +(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS | 0 | 0 |
| 50080140 | -(+) OTHER INFLOWS (OUTFLOWS) OF CASH | 371,877 | -1,600,741 |
| **FINANCING ACTIVITIES** | | | |
| 50090000 | NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES | -8,128,186 | -16,061,683 |
| 50090010 | + BANK FINANCING | 93,668,120 | 190,332,871 |
| 50090020 | + STOCK MARKET FINANCING | 85,128,120 | 58,114,123 |
| 50090030 | + OTHER FINANCING | 0 | 0 |
| 50090040 | (-) BANK FINANCING AMORTISATION | -137,634,644 | -225,086,712 |
| 50090050 | (-) STOCK MARKET FINANCING AMORTISATION | -21,719,730 | -12,500,000 |
| 50090060 | (-) OTHER FINANCING AMORTISATION | 0 | 0 |
| 50090070 | +(-) INCREASE (DECREASE) IN CAPITAL STOCK | 0 | 0 |
| 50090080 | (-) DIVIDENDS PAID | 0 | 0 |
| 50090090 | + PREMIUM ON ISSUANCE OF SHARES | 0 | 0 |
| 50090100 | + CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| 50090110 | (-) INTEREST EXPENSE | -27,570,052 | -26,921,965 |
| 50090120 | (-) REPURCHASE OF SHARES | 0 | 0 |
| 50090130 | (-)+ OTHER INFLOWS (OUTFLOWS) OF CASH | 0 | 0 |

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

**STATEMENT OF CASH FLOWS**

TO SEPTEMBER 30 OF 2013 AND 2012

**(Thousand Pesos)**

**CONSOLIDATED**

**Final Printing**

| REF | ACCOUNT/SUBACCOUNT | CURREENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| **50100000** | **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | **-5,287,358** | **265,573** |
| **50110000** | **EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS** | **154,410** | **-1,006,501** |
| 50120000 | CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD | 119,234,891 | 114,976,547 |
| **50130000** | **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | **114,101,943** | **114,235,619** |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

**PETROLEOS MEXICANOS**

QUARTER: **03** YEAR: **2013**

## STATEMENT OF CHANGES IN EQUITY

**(THOUSAND PESOS)**

**CONSOLIDATED**

**Final Printing**

| CONCEPTS | CAPITAL STOCK | SHARES REPURCHASED | PREMIUM ON ISSUANCE OF SHARES | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | OTHER CAPITAL CONTRIBUTED | RETAINED EARNINGS (ACCUMULATED LOSSES) | | ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) | EQUITY ATTRIBUTABLE TO OWNERS OF PARENT | NON-CONTROLLING INTERESTS | TOTAL EQUITY |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | RESERVES | UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES) | | | | |
| **BALANCE AT JANUARY 1, 2012** | **49,604,835** | **0** | **0** | **0** | **178,730,591** | **977,760** | **-119,691,777** | **-6,444,762** | **103,176,647** | **0** | **103,176,647** |
| RETROSPECTIVE ADJUSTMENTS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| RESERVES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DIVIDENDS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CAPITAL INCREASE (DECREASE) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| REPURCHASE OF SHARES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| (DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| (DECREASE) INCREASE IN NON-CONTROLLING INTERESTS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHER CHANGES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| COMPREHENSIVE INCOME | 0 | 0 | 0 | 0 | 0 | 0 | 31,361,259 | -12,879,608 | 18,481,651 | 0 | 18,481,651 |
| **BALANCE AT SEPTEMBER 30, 2012** | **49,604,835** | **0** | **0** | **0** | **178,730,591** | **977,760** | **-88,330,518** | **-19,324,370** | **121,658,298** | **0** | **121,658,298** |
| **BALANCE AT JANUARY 1, 2013** | **49,604,835** | **0** | **0** | **0** | **178,730,591** | **977,760** | **-117,091,299** | **-383,287,737** | **-271,065,850** | **0** | **-271,065,850** |
| RETROSPECTIVE ADJUSTMENTS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| RESERVES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DIVIDENDS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CAPITAL INCREASE (DECREASE) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| REPURCHASE OF SHARES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| (DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| (DECREASE) INCREASE IN NON-CONTROLLING INTERESTS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHER CHANGES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| COMPREHENSIVE INCOME | 0 | 0 | 0 | 0 | 0 | 0 | -92,584,398 | 3,157,100 | -89,427,298 | 0 | -89,427,298 |
| **BALANCE AT SEPTEMBER 30, 2013** | **49,604,835** | **0** | **0** | **0** | **178,730,591** | **977,760** | **-209,675,697** | **-380,130,637** | **-360,493,148** | **0** | **-360,493,148** |

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

October 25, 2013

**Analysis and Review on the Administration of the Operations and Financial Results of Petróleos Mexicanos (the Company)**

**Third Quarter 2013 Summary**

*Total sales amounted to $409.3 billion (U.S. $31.5 billion).*

*Crude oil production averaged 2,506 thousand barrels per day (Mbd).*

*Total crude oil processing increased by 2.5%, and petroleum products output increased by 47 Mbd.*

*EBITDA totalled $261.3 billion (U.S. $20.1 billion).*

*Taxes and duties paid amounted to $226.1 billion (U.S. $17.4 billion).*

*PEMEX recorded a net loss of $39.2 billion (U.S. $3.0 billion).*

**First Nine Months of 2013 Summary**

*Total revenues from sales and services amounted to $1,198.7 billion (U.S. $92.1 billion).*

*Crude oil production averaged 2,522 Mbd.*

*Total crude oil processing recorded a 3.2% increase, and petroleum products output increased by 48 Mbd.*

*EBITDA totalled $795.0 billion (U.S. $61.1 billion).*

*Taxes and duties paid amounted to $658.6 billion (U.S. $50.6 billion).*

*PEMEX recorded a net loss of $92.6 billion (U.S. $7.1 billion).*

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

**OPERATIONAL RESULTS**

**Total Revenues from Sales and Services**

During the third quarter, revenues from sales and services totalled \$409.3 billion (U.S. \$31.5 billion), a 0.1% increase as compared to the same period of 2012, primarily as a result of an 8.3% increase in domestic sales, from \$215.0 billion to \$232.9 billion, mainly due to:

- higher prices for domestic products sold, including natural gas (33.6%), gasolines (Magna 12.4%, Premium 11.7%) and diesel (11.9%); and
- an increase in sales volumes of Premium gasoline (32.1%), natural gas (5.1%) and jet fuel (4.0%).

This increase was partially offset by a 9.5% decrease in exports, from \$192.1 billion to \$173.8 billion, primarily due to:

- a 6.4% decrease in the volume of crude oil exports, due to a 2.5% rise in domestic processing;
- a 2.1% appreciation of the Mexican peso against the U.S. dollar, equivalent to \$¢27.0, from \$13.1845 per dollar during the third quarter of 2012, to \$12.9141 per dollar during the same period of 2013. The previous effect was partially compensated by a 1.8% increase in the average price of the Mexican crude oil basket, from U.S. \$99.43 per barrel in the third quarter of 2012 to U.S. \$101.22 per barrel in the same period in 2013.

During the first nine months of 2013, revenues from sales and services amounted to \$1,198.7 billion (U.S. \$92.1 billion), recording a decrease of 2.3% as compared to the same period of 2012, mainly derived from a reduction in the volume of crude oil exports.

- This decrease was partially offset by a 7.4% increase in domestic sales, from \$631.6 billion to \$678.6 billion; and
- a 4.2% appreciation of the Mexican peso against the U.S. dollar, equivalent to \$¢56.0, from \$13.2368 per dollar in the first nine months of 2012, to \$12.6807 per dollar during the same period of 2013.

**Domestic sales**

During the third quarter of 2013, domestic sales increased by 8.3%, totalling \$232.9 billion (U.S. \$17.9 billion), primarily as a result of:

- higher prices for domestic products sold, such as natural gas (33.6%), Magna gasoline (12.4%), Premium gasoline (11.7%) and diesel (11.9%);
- and an increase in domestic sales volume of Premium gasoline (32.1%), natural gas (5.1%) and jet fuel (4.0%).

From January to September 2013, domestic sales increased by 7.4%, amounting to \$678.6 billion (U.S. \$52.2 billion), as a result of:

- higher volume of domestic products sold, such as Premium gasoline (40.0%), industrial diesel (10.1%), jet fuel (4.8%) and natural gas (4.1%); and
- higher prices for domestic products sold, including natural gas (39.6%), Magna gasoline (12.2%), diesel (11.9%), liquefied petroleum gas (11.4%) and Premium gasoline (10.3%).
- The previous effect was partially offset by a decrease in sales volume of Magna gasoline (7.2%).

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

**Exports**

During the third quarter of 2013, exports decreased by $18.3 billion, as compared to the same period of 2012, amounting to $173.8 billion (U.S. $13.4 billion) primarily due to a 1.8% decrease in the price of the Mexican crude oil basket, a 2.1% appreciation of the Mexican Peso against the U.S. dollar, and to an increase in domestic demand of crude oil.

In addition, during the first nine months of 2013, export sales totalled $512.7 billion (U.S. $39.4 billion), recording a 13.0% decrease due to lower crude oil exports, and a decrease in the average price of the Mexican crude oil basket, from U.S. $103.77 during the first nine months of 2012, to U.S. $100.91 during the same period of 2013.

**Cost of sales**

During the third quarter of 2013, cost of sales decreased by 0.8% as compared to the same period of 2012, totalling $202.2 billion. This variation is primarily a result of a 12.2% decrease in purchases for resale due to a 2.4% decrease in the price of regular gasoline from the North American coast of the Gulf of Mexico, from U.S. ¢280.12 per gallon during the third quarter of 2012, to U.S. ¢273.4 per gallon in the third quarter of 2013, and due to a higher domestic production of petroleum products.

The previous was partially offset by a $3.8 billion increase in the net cost of employee benefits of the period.

During the first months of 2013, cost of sales amounted to $590.4 billion (U.S. $45.5 billion), a 1.9% decrease as compared to the same period of 2012, primarily as a result of a $26.4 billion decrease in purchases for resale, amounting to $264.1 billion (U.S. $20.3 billion).

The previous was moderately offset by an $11.5 billion (U.S. $0.9 billion) increase in the net cost of employee benefits during the period.

**General expenses**

During the third quarter of 2013, general expenses, integrated by distribution and transportation expenses in addition to administrative expenses, amounted to $32.7 billion (U.S. $2.5 billion), a 13% increase as compared to the third quarter of 2012.

In this context, distribution and transportation expenses increased by 27.0% primarily due to a 41.2% increase in the net cost of employee benefits during the period.

Finally, administrative expenses increased by 8.9%, mainly due to a 21.8% increase in the net cost of employee benefits during the period.

During the third quarter of 2013, the net cost of employee benefits, recorded under the cost of sales and under general expenses, increased due to adjustments to the actuarial calculation method, caused by a decrease in the discount rate from 8.35% in the third quarter of 2012, to 6.90% in the same period of 2013.

During the first nine months of 2013, general expenses, which are composed of distribution and transportation expenses as well as by administrative expenses, recorded a 16.7% increase as compared to the same period of 2012.

Distribution and transportation expenses increased by 17.3%, amounting to $23.7 billion (U.S. $1.8 billion), driven by a $2.3 billion increase in the net cost of employee benefits, as well as by a $1.2 billion rise in operating expenses.

Similarly, during the first nine months of 2013, administrative expenses recorded 16.5% increase, or $10.5 billion, as compared to the same period of 2012, primarily as a result of a 21.8% increase in the net cost of employee benefits.

As noted before, the net cost of employee benefits, recorded under cost of sales and under general expenses, increased during the third quarter of 2013, primarily due to adjustments to the actuarial calculation method, explicitly, the discount rate.

**Other revenues (expenses)**

Other revenues recorded a decrease of 60.6%, from $45.4 billion to $17.9 billon, primarily as a result of a decrease in the accrued amount of Special Tax on Production and Services (Impuesto Especial sobre Producción y Servicios, IEPS) credit.

During the first nine months of 2013, other revenues totalled $80.7 billion (U.S. $6.2 billion), a 50.3% decrease as compared to the same period of 2012, mainly due to a decrease in the accrued amount of IEPS credit.

**Financing (cost) result**

During the third quarter of 2013, the financing result recorded a positive variation of $5.0 billion, for a total financing result of negative $1.7 billion, primarily due to lower interest expenses and reductions in the cost of derivative instruments.

For the period from January to September 2013, the financing cost decreased by $8.0 billion (U.S. $0.6 billion), largely due to lower costs in derivative instruments, as well as due to the profits from these instruments.

**Exchange rate fluctuation**

PEMEX recorded a foreign exchange loss of $3.6 billion during the third quarter of 2013. This change was primarily due to a lower appreciation of the Mexican peso against the U.S. dollar during the third quarter of 2013 (0.09%), as compared to the peso appreciation recorded during the same quarter of 2012 (5.87%).

From January to September 2013, foreign exchange fluctuation had a positive effect of $0.3 billion, a 99.4% decrease from the one recorded in the first nine months of 2012, as a result of an 8.14% Mexican peso appreciation against the U.S. dollar during the first nine months of 2012, as compared to a 0.01% depreciation in the same period of 2013.

**Net income**

During the third quarter of 2013, PEMEX recorded a net loss of $39.2 billion (U.S. $3.0 billion), as compared to a net income of $24.5 billion during the same period of 2012. This variation was primarily due to:

- a 6.4% decrease in the volume of crude oil exports;
- a 2.4% decline in the price of regular gasoline in the U.S. Gulf of Mexico; and
- an exchange loss of Ps. 3.6 billion.

During the first nine months of 2013, PEMEX recorded a net loss of $92.6 billion (U.S. $7.1 billion), largely due to a 13.0% decrease in exports as due to lower average prices of the Mexican crude oil basket, a decrease in the volume of crude oil exports, and a 16.7% increase in general expenses.

**Current assets**

As of September 30, 2013, current assets decreased by $34.6 billion as compared to December 31, 2012, amounting to $283.5 billion (U.S. $21.8 billion). This 10.9% decrease was primarily as a result of an inventory decrease of $17.7 billion, along with a $10.8 billion decrease in account receivables.

**Property, plant and equipment**

Property, plant and equipment totalled $1,687.7 billion (U.S. $129.7 billion), recording a $29.0 billion increase as compared to December 31, 2012.

**Current liabilities**

Current liabilities decreased by 14.1% as compared to December 31, 2012, as a result of a $36.2 billion reduction in short-term debt, and a $5.9 billion decline in suppliers' liabilities. The previous effect was partially offset by an $8.3 billion increase in taxes and duties payable.

**Long-term liabilities**

As of September 30, 2013, long-term liabilities increased by 5.9% as compared to December 31, 2012, recording $2,180.3 billion (U.S. $167.6 billion), largely due to a $59.0 billion increase in employee benefits, and a $57.4 billion increase in long-term debt as a result of financing activities.

**Equity**

As of September 30, 2013, the Company, its Subsidiary Entities and its Subsidiary Companies (PEMEX) recorded a negative equity of $360.5 billion (U.S. $27.7 billion).

## OPERATING RESULTS AS OF SEPTEMBER 30, 2013

**Crude Oil Production**

During the third quarter of 2013, total crude oil production averaged 2,506 Mbd, a 1.6% decrease as compared to the same quarter of 2012, mainly due to:

- a 2.1% decrease in production of heavy crude oil due to annual maintenance of the oil and gas processing equipment in the Yùum K'Ak'Náab Floating Production Storage and Offloading "FPSO" vessel and an increase in the fractional water flow of wells of the Cantarell Business unit in the Northeastern Marine region; and

- a 9.3% decrease in production of extra-light crude oil due to an increase in the fractional water flow at the Pijije and Sen fields of the Delta del Grijalva project in the Southern region, as well as to a natural decline in production at the fields of the Crudo Ligero Marino project in the Southwestern Marine region. On the other hand, the Tsimin field increased its total production of extra-light crude oil from 3.7 Mbd during the third quarter of 2012, to 31 Mbd during the same period of 2013.

This decrease was partially offset by a 2.5% increase in production of light crude oil at the Kuil, Onel and Chuhuk fields of the Abkatún-Pol Chuc Business unit in the Southwestern Marine region, at the Kambesah field of the Cantarell Business unit in the Northeastern Marine region, and at the Gasífero field of the Veracruz Business unit in the Northern region.

It is important to note that the Kuil, Gasífero and Tsimin fields, which began their production during the second half of 2012, along with the Kambesah and Onel fields, which began their production during the first quarter of 2013, and the Chuhuk field, which began its production during the second quarter of 2013, contributed an average of 133 Mbd to total production during the third quarter of 2013.

During the first nine months of 2013, crude oil production amounted to 2,522 Mbd, a 0.9% decrease as compared to the same period of 2012.

**Natural gas production**

Total natural gas production (not including nitrogen) increased by 0.2%, primarily driven by a 4.0% increase in associated gas production at the Ku-Maloob-Zaap Business unit in the Northeastern Marine region, at the Abkatún-Pol-Chuc Business unit in the Southwestern Marine region, and at the Bellota Jujo Business unit in the Southern region.
This increase was partially offset by a 7.5% decline in non-associated gas production caused by a scheduled reduction in drilling activities and the completion of wells of the Veracruz Business unit in the Northern region; and a natural decline in production of fields of the Macuspana-Muspac Business unit in the Southern region.

During the first nine months of 2013, natural gas production (not including nitrogen) totalled 5,654 MMcfd, a 0.5% decrease as compared to the same period of 2012.

**Gas flaring**

Gas flaring represented 2.1% over total gas produced. As a result, the natural gas use as a percentage of production was 97.9% during the third quarter of 2013.

During the first nine months of 2013, average gas flaring was approximately 105 MMcfd, which was well below the maximum gas flaring limit of 214.8 MMcfd set by the National Hydrocarbons Commission (NHC) in an effort to reduce gas flaring. Consequently, the natural gas use as a percentage of production was 98.1%.

**Operational infrastructure**

PEMEX is continuously increasing its use of research and technology in its drilling activities in order to improve efficiency and generate increased value.

As a result, as of September 30, 2013, the Aceite Terciario del Golfo (ATG) Business unit operates with a total of 2,454 wells, 37 of these are horizontal wells. In fact, 29 of these horizontal wells were brought into stream during 2013, while the remainder began their operations in 2011 and 2012. In addition, during the third quarter of 2013, crude oil production at the ATG averaged 63 Mbd, of which approximately 11 Mbd were produced through horizontal wells. We would highlight that the 37 horizontal wells operating in the ATG Business unit represent 1.5% of the total operating wells of this asset, yet contribute 17.5% of its total production.

In addition, during the quarter, the average number of operating wells increased to 9,831, an increase of 179 wells as compared to the average for the second quarter of 2012.

Moreover, the completion of wells decreased by 45%, due to a decrease in development drilling activities at the ATG, Burgos and Poza Rica-Altamira projects in the Northern region. Moreover, 9 exploratory wells were completed, two less than the number of wells completed during the same quarter of 2012, primarily due to a programmed reduction of activities in the Burgos Business unit.

**Seismic information**

During the third quarter of 2013, PEMEX acquired 864 km of 2D seismic data by focusing its two-dimensional acquisition efforts on the location of shale resources in Northeastern Mexico and in the Southeastern basins.

In addition, PEMEX acquired 2,595 $km^2$ of 3D seismic data through three-dimensional information obtained in the Veracruz basin (from the Veracruz Marino and Loma Bonita Ixcatlán studies) and in the Southeastern basin (from the Cerro del Nanchital study).

**Discoveries and new developments**

During the third quarter of 2013, PEMEX completed the first development well in the deep waters of the Gulf of Mexico with the Lakach-21 well. Lakach is a non-associated gas producer field holding total reserves of 850 MMMcf of gas; its exploitation is expected to begin by the end of 2014.

Additionally, the Maximino-1 well, located in the Perdido Area at water depths of 2,919 meters, which is considered as ultra-deep waters, confirmed the existence of light crude oil deposits of 42°API. The volume of hydrocarbon reserves in these deposits is currently being evaluated.

Finally, during the first nine months of 2013, PEMEX made important shale discoveries through the Chucla-1 and Durian-1 wells in Northeastern Mexico. Light crude oil was discovered through the Eltreinta-1 well, located in the Veracruz basin, and the Xux-1 DL and Miztón-1 wells, located in the Southeastern basin. Moreover, the Tson-201 well discovered heavy crude oil at the Ku-Maloob-Zaap Business unit in the Northeastern Marine region.

**Crude oil processing**

During the third quarter of 2013, total crude oil processing increased by 29 Mbd, or 2.5%, primarily explained by the increase of crude oil processed at the Minatitlán refinery, that resulted from the improved operating performance of the plants that were overhauled at this refinery.

PEMEX's usage of its primary distillation capacity increased from 69.7% to 71.5% of its total capacity.

From January to September, 2013, total crude oil processing increased by 3.2%. Likewise, PEMEX's usage of its primary distillation capacity increased from 71.8% to 74.3% as compared to the same period of 2012.

**Production of petroleum products**

Total petroleum products production increased by 3.6%, or 47 Mbd, to an average of 1,353 Mbd due to an increase in production of automotive gasolines, diesel and jet fuel, and a drop in fuel oil production.

During the first nine months of 2013, total production of petroleum products increased by 3.5%, or 48 Mbd, as compared to the same period of 2012, driven by increases in gasolines, diesel and jet fuel.

PEMEX's NRS recorded a negative variable refining margin of U.S. $1.98 per barrel, U.S. $3.48 per barrel below the margin recorded during the second quarter of 2012. This decrease is broadly explained by higher crude oil prices and unfavourable fluctuations in international refining margins during the period.

**Natural Gas Processing and Production**

Natural gas processing increased by 2.9% during the third quarter of 2013, in response to the increased availability of sour wet gas from the Mesozoic gas producing areas, as well as an increased supply of sweet wet gas from the Burgos Business unit in the Northern region.

Condensates processing averaged 48 Mbd, an increase of 3.7%, as compared to the third quarter of 2012, due to an increase in the supply of sweet condensates in the Northern region.

As a result, dry gas production amounted to 3,755 MMcfd, an increase of 4.9% as compared to the third quarter of 2012, while natural gas liquids production declined by 1.3% during the period.

During the first nine months of 2013, natural gas processing amounted to 4,402 MMcfd, a 1.4% decrease as compared to the same period of 2012.
In this context, condensates processing decreased by 5.2%, to 46 Mbd, as compared to the same period of 2012.
From January to September 2013, dry gas production increased by 0.8%, totalling 3,705 MMcfd, while natural gas liquids decreased by 4.1%.

**Petrochemicals production**

The production of petrochemical products increased by 18.6%, from 1,080 Mt to 1,304 Mt, primarily due to the following:

- a 1.6% increase in production in the methane derivatives chain, including production of ammonia and carbon dioxide, in response to an increase in demand for these products; and
- a 159 Mt increase in production in the aromatics and derivatives chain due to the stabilization of the continuous catalytic regeneration (CCR) plant and regularized operations of plants involved in the production of aromatics at the Cangrejera complex. The increase in production in this chain also resulted in an increase in production of other petrochemicals, including amorphous and octane-based gasolines, as well as benzene, toluene and xylene (BTX).

This increase was partially offset by:

- a 20.6% decrease in production in the ethane derivatives chain due to decreased output of ethylene intended for overseas markets, and to lower production of low-density polyethylene and linear low-density polyethylene caused by delays in resumption of operations after maintenance; and
- a decrease in the production of propylene and derivatives chain, due to lower production of propylene, in spite of recording increases in the production of acrylonitrile, due to favourable market conditions.

In the period from January to September, 2013, petrochemical production increased by 9.1%, or 321 Mt as compared to the same period of 2012, largely due to an increase in the production of aromatics and its derivatives, in addition to other petrochemicals, such as amorphous and octane-based gasolines, and BTX.

## CONSOLIDATED BALANCE SHEET, LIQUIDITY AND CAPITAL RASING

**Equity Structure**

As of September 30, 2013, PEMEX recorded a negative equity totalling $360.5 billion, as compared to the negative equity of $271.1 billion recorded as of December 31, 2012.

During the first nine months of 2013, there were no capitalized payments to the equity of PEMEX, their Subsidiary Entities and Subsidiary Companies by the Federal Government.

**Liquidity Management**

As of September 30, 2013, Petróleos Mexicanos holds liquidity management credit lines for $10.0 billion and U.S. $2.5 billion. As of October 25, 2013, current date of this report, credit facilities mentioned above are completely available to PEMEX.

**Debt**

The following information reflects PEMEX's total debt as of December 31, 2012 and as of September 30, 2013:

| | Balance as of | |
|---|---|---|
| | Dec 31, 2012 | Sep 30, 2013 |
| | (Billion pesos) | |
| Short-term | $114.2 | $78.0 |
| Long-term | $672.6 | $730.0 |
| **Total debt** | **$786.8** | **$808.0** |

**Financing activities**

The main financing activities carried out during the third quarter of 2013 were:

**Capital markets**

- On July 18, 2013, Petróleos Mexicanos issued the following four series of securities for an aggregate amount of U.S. $3.0 billion:

    - U.S. $1.0 billion of its 3.50% Notes, at a fixed rate, due on July 18, 2018;
    - U.S. $1.0 billion of its 4.875% Notes, at a fixed rate, due on January 18, 2024;
    - U.S. $500 million bearing interest at a floating rate 3-month LIBOR (London Interbank Offered Rate) plus 202 basis points, and maturing on July 18, 2018; and
    - a reopening of U.S. $500 million of its 6.50% Bonds, at a fixed rate, due on June 2, 2041.

- On September 19, 2013, Petróleos Mexicanos issued U.S. $400 million of its 2.83% Notes at a fixed rate, due on February 15, 2024. These are structured bonds guaranteed by the U.S. Ex-Im Bank.

- Also on September 19, 2013, Petróleos Mexicanos issued $5.0 billion of its Certificados Bursátiles due on February 28, 2019, at 28 days floating TIIE rate plus six basis points.

- On September 26, 2013, Petróleos Mexicanos issued $10.4 billion of its Certificados Bursátiles due on September 12, 2024 at a fixed rate of 7.19%.

- On September 30, 2013, Petroléos Mexicanos issued U.S. $750 million bearing interest at a floating rate of LIBOR (London Interbank Offered Rate) plus 43 basis points, and maturing on February 15, 2024. These are also structured bonds guaranteed by the U.S. Ex-Im Bank.

- On October 24, 2013, Petróleos Mexicanos issued U.S. $350 million of its 2.29% Notes, at a fixed rate, due on February 15, 2024. These are also structured bonds guaranteed by the U.S. Ex-Im Bank.

**Publicly Financed Works Contracts (Contratos de Obra Pública Financiada, COPF)**

During the third quarter of 2013, Petróleos Mexicanos obtained U.S. $154.0 million through the COPF of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

**Cash flows from operating activities, financing and investment**

As of September 30, 2013, the net cash flow from operating activities amounted to $140.3 billion, in contrast with $142.3 billion during the same period of 2012.

Cash and cash equivalents as of September 2013, totalled $114.1 billion, as compared to $114.2 billion during the same period of 2012.

**Treasury policies**

Regarding treasury policies, Petróleos Mexicanos seeks to have sufficient financial resources to meet its payment obligations and those of its subsidiary entities, as well as to promote the integration and consolidation of its cash position and projection.

In addition, Petróleos Mexicanos develop investment mechanisms of its financial resources to maintain market and ensure the best procurement terms provided by financial institutions.

The investment of resources of Petróleos Mexicanos treasury in pesos and dollars are based on the following policies:

Peso Funds

Petróleos Mexicanos, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. The Ministry of Finance provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) government securities;
b) financial transactions by the Federal Government.;
c) demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds;
d) balances with the Treasury; and
e) shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that reports holding government instruments can only be made with financial institutions that obtain at least the following credit scores from the rating agencies:

| National Scale | Fitch | Standard and Poor's | Moody's |
|---|---|---|---|
| Long Term | AA(mex) | mxAA | Aa2.mx |

Dollar Funds

Investments in dollars must meet PEMEX'S operating and strategic requirements, and must be previously approved by Banco de México. Nowadays, PEMEX's investments in dollars are limited to operating accounts, short-term investment funds and fixed-term deposits. PEMEX's investments made in dollars are managed by Banco de México.

**Cash and cash equivalents currencies**
Petróleos Mexicanos's cash and cash equivalents are primarily in pesos and dollars, since sale revenues are made in these currencies. At the same time, Petróleos Mexicanos makes payment of several expenses and debt in these currencies.

**Relevant Capital investment**
Significant capital investments that were committed at the end of last fiscal year, by their nature, are described in Section 3) c) "credit information relevant" of the Annual Report as of December 31, 2012.

**Tax credits or debits**
In February 2010, the Administrative Taxation Service (Servicio de Administración Tributaria, SAT) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploración y Producción's financial statements for the fiscal year ended December 31, 2006 regarding federal contributions, the Value Added Tax (Impuesto al Valor Agregado, IVA) and the Ordinary Hydrocarbon Duty. On September 20, 2010, the SAT resolved and on September 22, 2010 notified Pemex-Exploration and Production that it owed an additional $4,575.2 million (including penalties and interest). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court). On August 24, 2011, the SAT filed its response.
On October 12, 2011, Pemex-Exploration and Production requested the Court to ask the defendant for the remission of the complete file, including the means of conviction submitted during the revision procedure.
By an agreement on August 1, 2012, notified on September 25, 2012, the Third Metropolitan Regional Court, due to the nature of the issue, requested the Superior Court of the Federal Tribunal of Fiscal and Administrative Justice to be drawn to the case. In addition, on November 27, 2012, Pemex-Exploration and Production was given terms to extend the corresponding demand. On January 18, 2013 Pemex-Exploration and Production presented the file to extend the corresponding demand.
By an agreement on June 24, 2013 it was notified that:
a) The extension of the demand was formulated, the defendant must reply within the terms of law; and
b) The claim promoted by the defendant against the diverse in which the extension of the demand was granted, was dismissed, as notified to the SAT on July 12, 2013.
On September 2, 2013, and notified on September 11, 2013, the Court acknowledged the extension of the demand on behalf of the SAT, and granted the terms for the formulation of the allegations, which expire on October 4, 2013.

In February 2010, the SAT notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions and the value added tax. On

September 20, 2010, the SAT notified Pemex-Refining of a fiscal credit it owed amounting to $1,553.4 million, due to an omission of value added tax, including penalties and interest. On November 30, 2013, Pemex-Refining promoted an administrative claim against that resolution (file 28733/10-17-03-7) before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court).

On August 24, 2011, the SAT filed its response. On October 12, 2011, the Court was requested to require the defendant the release of the complete administrative file, including the means of conviction submitted during the revision procedures. By an agreement on August 1, 2012, notified on September 25, 2012, the Third Metropolitan Regional Court, due to the nature of the issue, requested the Superior Court of the Federal Tribunal of Fiscal and Administrative Justice to be drawn to the case. In addition, on November 27, 2012, Pemex-Refining was given terms to extend the corresponding demand. On January 18, 2013 Pemex-Refinación filed a motion on the terms to extend the corresponding demand. On June 24, 2013, the following agreements were notified through a newsletter:

a) The extension of the demand was formulated, the defendant must reply within the terms of law; and

b) The claim promoted by the defendant against the diverse in which the extension of the demand was granted, was dismissed, as notified to the SAT on July 12, 2013.

On September 2, 2013, and notified on September 11, 2013, the Court acknowledged the extension of the demand on behalf of the SAT, and granted the terms for the formulation of the allegations, which expire on October 4, 2013.

**INTERNAL CONTROL**

Petróleos Mexicanos' management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information and the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS). The system of internal control over financial reporting includes those policies and procedures to:

(I) Make sure that the records reasonably consider necessary details, that these are accurate and complete, and reflect the transactions and movements of PEMEX's assets;

(Ii) Provide reasonable assurance that all transactions have been registered for the preparation of the financial statements in accordance with IFRS and that PEMEX's expenses are made only in accordance with authorizations of the management and authorized staff given the right to by subsidiaries or entities concerned; and

(Iii) Provide management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX´s financial statements.

(Iiii) For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of Petróleos Mexicanos, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

(liv) In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of Petróleos Mexicanos, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

(Figures stated in thousands, except as noted)

## NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities (as defined below) are regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), and the *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law) and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law), which establish the Mexican Government will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities.

The Petróleos Mexicanos Law establishes that the four Subsidiary Entities will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad.

On March 21, 2012, the President of Mexico issued the *Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos* (Decree to establish the structure, operation and control of the subsidiary entities of Petróleos Mexicanos, or the "Subsidiary Entities Decree").

Under the Subsidiary Entities Decree:

- Petróleos Mexicanos continues to have the authority to direct the central planning and strategic management of the Subsidiary Entities in accordance with the Petróleos Mexicanos Law, and to provide general corporate services of an administrative and technical nature, as requested by the Subsidiary Entities;
- the Subsidiary Entities continue to undertake all activities related to technical and industrial operations that are strictly productive and commercial in nature, in accordance with their purpose;

- the organization continues to allocate the duties to each Subsidiary Entity in accordance with the rationale of distributing core activities of a productive character, as referred to in the Petróleos Mexicanos Law;

- the activities related to petrochemical products, as opposed to basic petrochemicals, must be undertaken by the Subsidiary Entities, and such products will continue to be manufactured by Pemex- Petrochemicals (as defined below), notwithstanding undertakings by the private sector; and

- the activities, operations or services required by the Subsidiary Entities for carrying out their respective objectives may be undertaken by companies owned by Petróleos Mexicanos, the Subsidiary Entities or both. With respect to any activities not reserved exclusively for the State, the Subsidiary Entities may enter into alliances or partnerships with third parties.

The Subsidiary Entities are decentralized entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property, and are grouped in accordance with the areas delineated by the Secretary of Energy. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

- Pemex-Exploración y Producción ("Pemex-Exploration and Production");
- Pemex-Refinación ("Pemex-Refining");
- Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
- Pemex-Petroquímica ("Pemex-Petrochemicals").

The principal objectives of the Subsidiary Entities are as follows:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

(Figures stated in thousands, except as noted)

IV. Pemex-Petrochemicals processes industrial petrochemicals other than basic petrochemicals and stores, distributes and markets secondary petrochemicals.

For purposes of these unaudited condensed consolidated interim financial statements, any capitalized name or term that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

In addition, on September 4, 2009, the Board of Directors of Petróleos Mexicanos (the "Board") approved the *Estatuto Orgánico* (Organic Statute) of Petróleos Mexicanos, which became effective on September 25, 2009 and has since been modified on August 9, 2010, August 2, 2011, February 23, 2012, March 27, 2013 and September 30, 2013. On March 28, 2013, the Organic Statutes of each Subsidiary Entity was published in the Official Gazette of the Federation. These Organic Statutes establish the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos and of each of the Subsidiary Entities, and also delineate the duties and internal regulations of their respective Boards of Directors.

The "Subsidiary Companies" are defined as those companies which are controlled by PEMEX (see Note 3(a)), have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated and are managed as private corporations. Unlike the Subsidiary Entities, the Subsidiary Companies are not decentralized public entities.

"Non-consolidated companies and associates", as used herein, means (i) those subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (ii) those companies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX".

PEMEX's address and its principal place of business is:

Av. Marina Nacional No. 329
Col. Petróleos Mexicanos
Delegación Miguel Hidalgo
México, D.F. 11311
México

(Figures stated in thousands, except as noted)

## NOTE 2—BASIS OF PREPARATION:

### *(a) Statement of compliance*

In January 2009, the *Comisión Nacional Bancaria y de Valores* (National Banking and Securities Commission, or "CNBV") amended its regulations in order to require Mexican issuers that disclose information through the *Bolsa Mexicana de Valores* (Mexican Stock Exchange), to adopt International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") beginning in 2012. In response to these requirements, PEMEX prepared its unaudited condensed consolidated interim financial statements as of and for the periods ended September 30, 2013 and 2012, in accordance with IAS 34 "Interim Financial Reporting".

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX's audited consolidated financial statements as of and for the year ended December 31, 2012. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

The accounting policies used in the preparation of these unaudited condensed consolidated interim financial statements under IFRS are consistent for all periods presented.

### *(b) Authorization*

On October 23, 2013, these unaudited condensed consolidated interim financial statements under IFRS and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting and Fiscal Control; and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

### *(c) Basis of measurement*

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments; the principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

***(d) Functional and presentation currency***

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and presentation currency. All financial information has been rounded to the nearest thousand unless otherwise indicated. These unaudited condensed consolidated interim financial statements are presented in Mexican pesos due to the following:

(i) the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

(ii) PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX's budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

(iii) benefits to employees are approximately 57% of PEMEX's total liabilities. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

(iv) cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico's monetary policy regulator, the *Banco de México* (the Mexican central bank), requires that Government entities other than financial entities sell their foreign currency to the *Banco de México* in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

***(e) Use of estimates***

The preparation of these unaudited condensed consolidated interim financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

Actual results could differ from those estimates and assumptions.

***(f) Terms definition***

References in these unaudited condensed consolidated interim financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

## NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

Below is a summary of the significant accounting policies followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

***(a) Consolidation***

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including Special Purpose Entities.

*Investment in subsidiaries*

The Subsidiary Entities and Subsidiary Companies are those controlled by PEMEX. Control exists if and only if PEMEX has the power over it to govern the financial and operating policies of an entity in order to obtain benefits from its activities.

The consolidated Subsidiary Entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM")(i); P.M.I. Trading, Ltd. ("PMI Trading")(i); P.M.I. Holdings North America, Inc. ("PMI HNA")(i); P.M.I. Holdings Petróleos España, S.L. ("PMI HPE")(i); P.M.I. Holdings, B.V. ("PMI HBV")(i); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA")(i); Kot Insurance Company, AG ("KOT"); Pemex Procurement International, Inc. ("PPI")(ii); P.M.I. Marine, Ltd. ("PMI Mar")(i); P.M.I. Services, B.V. ("PMI SHO")(i); Pemex Internacional España, S.A. ("PMI SES")(i); Pemex Services Europe, Ltd. ("PMI SUK")(i); P.M.I. Services North America, Inc. ("PMI SUS")(i); Mex Gas International, Ltd. ("MGAS"); and Pemex Finance, Ltd. ("FIN").

(i) Member company of the "PMI Group".
(ii) Formerly Integrated Trade Systems, Inc. ("ITS").

The financial information of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of PEMEX's financial statements applying the same accounting policies.

*Investments in associates and joint ventures*

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions. It is assumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

*Eliminated transactions in consolidation*

All significant intercompany balances and transactions have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS 10").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

*Other investments*

Investments in shares where PEMEX does not have control, joint control or significant influence are carried at fair value, unless there is not a quoted price in an active market and the fair value cannot be measured reliably, in which case they are carried at cost. The dividends of these companies are recognized as revenue when they are declared.

*Non-controlling interests*

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented as "non-controlling interests" in the condensed consolidated interim statements of financial position and the condensed consolidated interim statements of changes in equity, and as net income and comprehensive income for the period, attributable to non-controlling interests, in the condensed consolidated interim statement of comprehensive income.

***(b) Foreign currency***

*Transactions in foreign currency*

In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions denominated in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Exchange differences arising from the settlement of monetary items or from translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive result, any exchange component of that gain or loss is recognized in other comprehensive result. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss.

*Translation of foreign currency*

A foreign currency transaction shall be translated into a different reporting currency using the following procedures: (i) assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the date of that statement of financial position; (ii) equity items, income and expenses for each statement of comprehensive income or separate income statement presented shall be translated at exchange rates at the relevant date of such transaction; and (iii) all resulting exchange differences shall be recognized in other comprehensive result.

### *(c) Financial instruments*

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) loans and receivables; and (v) derivative financial instruments. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as derivatives.

*Financial instruments measured at fair value through profit or loss*

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in profit or loss as incurred. Finally, changes in fair value, including changes due to dividend income, are recognized in comprehensive income for the period.

*Held-to-maturity financial instruments*

Financial instruments that are intended to be and are capable of being held to maturity are classified as held to-maturity. Held-to-maturity financial instruments are recognized initially at fair value in addition to any directly attributable transaction costs. Subsequent to their initial recognition, held-to-maturity financial instruments are measured at amortized cost using the Effective Interest Rate method ("EIR method"), less any impairment losses.

Any sale or reclassification of a significant amount of held-to-maturity investments with long maturities would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent PEMEX from classifying investment securities as held-to-maturity for the current financial year.

*Available-for-sale financial assets*

Available-for-sale financial assets are non-derivative financial instruments that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as impairment losses and foreign exchange differences, are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

*Loans and receivables*

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the EIR method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of finance cost—net in the statement of comprehensive income.

*Derivative financial instruments*

Derivative financial instruments ("DFIs") presented in the unaudited condensed consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

*Embedded derivatives*

PEMEX evaluates the potential existence of embedded derivatives found in its contracts, including, among others, its procurement contracts, construction contracts and other commitments. Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

*Impairment of financial assets*

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

***(d) Cash and cash equivalents***

Cash and cash equivalents are comprised of cash balances on hand, demand deposits, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

With respect to the statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

***(e) Accounts, notes receivable and other***

Accounts receivable are recognized at realizable value, net of allowance for doubtful accounts. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

***(f) Inventories and cost of sales***

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula. PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs.

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the period.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

***(g) Wells, pipelines, properties, plant and equipment***

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" ("IFRS 6"), in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable and can therefore be capitalized as fixed assets. Otherwise, such costs are recognized as drilling expenses. Other exploration expenditures are recognized as drilling expenses as they are incurred.

Items of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells, in accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16").

The cost of finance projects that require large investments or financing incurred for specific projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other finance costs are recognized in the statement of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes interest on financing, the cost of materials and direct labor as well as any other costs directly attributable to the commissioning. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, plant and equipment and depreciation or amortization begins.

The costs of major maintenance, general repairs or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of the day-to-day servicing of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells is determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When a component of any asset of wells, pipelines, buildings and equipment has a cost that is significant in relation to the total cost of the asset, the component is depreciated separately.

(Figures stated in thousands, except as noted)

The value of property subject to finance leases is included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of properties, plant and equipment are also recognized in the line item as wells, pipelines, properties, plants and equipment.

The estimated useful lives and annual rates of depreciation of significant items of wells, pipelines, properties, plant and equipment are as follows:

| Asset | Useful life (years) | Rate % |
|---|---|---|
| Buildings | 35 | 3 |
| Pipelines | 35 | 3 |
| Offshore transportation equipment | 25 | 4 |
| Offshore Platforms | 25 | 4 |
| Plants | 25 | 4 |
| Drilling equipment | 20 | 5 |
| Furniture and equipment | 10 | 10 |
| Machinery | 10 | 10 |
| Tools | 10 | 10 |
| Devices and instruments | 10 | 10 |
| Telecommunications equipment | 10 | 10 |
| Land transportation equipment | 5 | 20 |
| Medical instruments and equipment | 4 | 25 |
| Computers equipment | 4 | 25 |
| Environmental control equipment | 4 | 25 |

### *(h) Crude oil and natural gas reserves*

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended ("Rule 4-10(a)"), and where necessary, in accordance with the *Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information* promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

### *(i) Impairment of non-financial assets*

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

The recoverable amount is defined as the higher of the fair value minus the cost of sales and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets. In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Impairment losses are recognized in the statement of comprehensive income. If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the amount of the previously recognized impairment loss.

### *(j) Intangible assets*

Intangible assets acquired separately are measured at the time the initial cost of acquisition is recognized. After the initial recognition, intangible assets are measured at their acquisition cost, less (i) accumulated amortization, measured using the straight-line method during the estimated useful life of the intangible asset and (ii) accumulated impairment.

Rights-of-way and easements are amortized over the contract period or over the remaining life of the fixed asset or property to which they pertain, whichever is lower.

### *(k) Leases*

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The finance costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

***(l) Provisions***

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of an asset is probable and the amount of such transfer is reasonably estimable. In certain cases, such amounts are recorded at their present value.

*Environmental liabilities*

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

*Retirement of assets*

The obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indeterminate useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be dismantled.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and dismantlement for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

### *(m) Employee benefits*

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX's net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits. Any actuarial gains and losses are recognized in profit or loss for the period.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

*(n) Taxes and federal duties*

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products.

The special tax laws to which PEMEX is subject are as follows:

- *Derecho ordinario sobre hidrocarburos* (Ordinary Hydrocarbons Duty, or "DOSH")
- *Derecho sobre hidrocarburos para el fondo de estabilización* (Hydrocarbons Duty for the Stabilization Fund)
- *Derecho extraordinario sobre la exportación de petróleo crudo* (Extraordinary Duty on Crude Oil Exports)
- *Derecho para la investigación científica y tecnológica en materia de energía* (Duty for Scientific and Technological Research on Energy)
- *Derecho para la fiscalización petrolera* (Duty for Oil Monitoring)
- *Derecho sobre la extracción de hidrocarburos* (Extraction of Hydrocarbons Duty)
- *Derecho especial sobre hidrocarburos* (Special Hydrocarbons Duty)
- *Derecho adicional sobre hidrocarburos* (Additional Duty on Hydrocarbons)
- *Derecho para regular y supervisar la exploración y explotación de hidrocarburos* (Duty to regulate and supervise the exploration and exploitation of hydrocarbons, or "Hydrocarbons Exploration Tax")
- *Impuesto a los rendimientos petroleros* (Hydrocarbon Income Tax, or "IRP")

Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) or the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax, or "IETU").

*Special Tax on Production and Services ("IEPS Tax")*

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

*Deferred taxes*

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the IRP and income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

***(o) Contingencies***

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

***(p) Revenue recognition***

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point and PEMEX records sales revenue upon delivery.

PEMEX recognizes revenues for services at the time that the related services are rendered.

***(q) Presentation of consolidated statements of comprehensive income***

The costs and expenses shown in PEMEX's consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

*Cost of sales*

Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

*Transportation, distribution and administrative expenses*

Transportation, distribution and administrative expenses are costs in connection to the storage and delivery of products, as well as costs related to PEMEX's administrative personnel, such as depreciation, personnel related expenses and operating expenses associated with these activities.

*Other revenues, net*

Other revenues consists primarily of income received due to the "negative" IEPS Tax rate.

*Finance cost, net*

Finance cost is comprised of interest income and expenses and the valuation effects of financial instruments, minus any portion of the finance cost that is capitalized.

***(r) Operating segments***

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to principal management on a segmented basis and is assessed by PEMEX's management in order to allocate resources and assess the profitability of the segments.

***(s) New accounting standards***

The new IFRS and the interpretations and revisions described below apply to annual periods beginning on or after January 1, 2013.

*IFRS 10, Consolidated Financial Statements*

IFRS 10 defines the principle of control, establishes control as the basis for consolidation and sets outs the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes both IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27") and SIC-12, "Consolidation—Special Purpose Entities". The adoption of IFRS 10 did not have any effect on PEMEX's financial statements.

(Figures stated in thousands, except as noted)

*IAS 27 (Revised), Separate Financial Statements ("IAS 27 Revised")*

IAS 27 Revised supersedes IAS 27, and is now limited to only setting the standards to be applied in accounting for investments in subsidiaries, joint ventures, associates and structured entities within separate (non-consolidated) financial statements. The general requirements for the aforementioned entities remain substantially unchanged under IAS 27 Revised. The adoption of IAS 27 (Revised) did not have any effect on PEMEX's financial statements.

*IFRS 11, Joint Arrangements ("IFRS 11")*

IFRS 11, which supersedes IAS 31, "Joint Ventures", outlines the accounting practices for entities that agree to jointly control an arrangement. Arrangements subject to joint control are classified as either a joint operation or a joint venture. IFRS 11 sets forth that investments in joint ventures should be recognized using the equity method and no longer allows for the application of the proportionate consolidation method. The adoption of IFRS 11 did not have any effect on PEMEX's financial statements.

*IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12")*

IFRS 12 establishes the disclosure requirements relating to investments in subsidiaries, joint ventures, associates and/or unconsolidated structured entities. The adoption of IFRS 12 did not have any effect on PEMEX's financial statements.

*IFRS 13, Fair Value Measurement ("IFRS 13")*

IFRS 13 defines fair value, establishes a framework for measurement and requires disclosure about fair value measurements. However, it does not set forth additional requirements or prohibitions on the use of fair value. The adoption of IFRS 13 did not have any effect on PEMEX's financial statements.

(Figures stated in thousands, except as noted)

*(t) Accounting changes*

Certain amounts previously reported under the unaudited condensed consolidated interim statement of comprehensive income (loss) for the nine-month period ended September 30, 2012 were adjusted due to changes in the accounting policies applied in preparing interim and annual consolidated financial statements during 2012, as permitted by IFRS 1 for the initial adoption of IFRS. The following table illustrates the effects of these adjustments:

| | Previously reported amounts for the nine-month period ended September 30, 2012 | Adjustments | Adjusted amounts for the nine-month period ended September30, 2012 |
|---|---|---|---|
| Net sales | Ps.1,226,309,468 | Ps. - | Ps.1,226,309,468 |
| Cost of sales | 598,790,946 | 2,941,881 | 601,732,827 |
| Gross income | 627,518,522 | (2,941,881) | 624,576,641 |
| General expenses | 85,494,144 | (1,650,425) | 83,843,719 |
| Profit before other revenues | 542,024,378 | (1,291,456) | 540,732,922 |
| Other revenues—Net | 162,288,856 | 122,896 | 162,411,752 |
| Operating income | 704,313,234 | (1,168,560) | 703,144,674 |
| Finance cost—Net | 14,157,515 | (5,400) | 14,152,115 |
| Profit (loss) sharing in non-consolidated companies, associates and others | 2,047,636 | 16,433 | 2,064,069 |
| Income before taxes, duties and other | 720,518,385 | (1,157,527) | 719,360,858 |
| Income tax | 688,663,218 | (663,619) | 687,999,599 |
| Net income (loss) for the period | Ps. 31,855,167 | Ps. (493,908) | Ps. 31,361,259 |

## NOTE 4—SEGMENT FINANCIAL INFORMATION:

PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Management makes decisions related to the operations of the consolidated business along these six strategic lines. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

- Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil through the Trading Companies (as defined below). Export sales are made through the PMI CIM to approximately 24 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex-Refining.

- Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and jet fuel to *Aeropuertos y Servicios Auxiliares* (the Airports and Auxiliary Services Agency). Pemex-Refining's most important products are different types of gasoline.

- Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

- Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals' revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

- The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

- The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

The following tables present the unaudited condensed financial information of these segments, including unrealized intersegment gain (loss) and consolidation eliminations. These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX.

(Figures stated in thousands, except as noted)

| As of / for the period ended September 30, 2013: | Exploration and Production | Refining | Gas and Basic Petrochemicals | Petrochemicals | Trading Companies | Corporate and Other Subsidiary Companies | Intersegment Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| **Sales** | | | | | | | | |
| Trade | Ps. - | Ps. 552,728,261 | Ps. 105,288,770 | Ps. 20,560,524 | Ps. 512,718,428 | Ps. - | Ps. - | Ps. 1,191,295,983 |
| Intersegment | 950,765,109 | 51,363,565 | 54,738,483 | 10,406,506 | 301,502,477 | 42,647,141 | (1,411,423,281) | - |
| Services income | - | 2,980,082 | 1,471,410 | - | 676,322 | 3,270,861 | (984,311) | 7,414,364 |
| Cost of sales | (235,743,638) | (739,096,584) | (148,254,544) | (32,570,266) | (801,963,411) | (2,052,863) | 1,369,289,239 | (590,392,067) |
| Gross income (loss) | 715,021,471 | (132,024,676) | 13,244,119 | (1,603,236) | 12,933,816 | 43,865,139 | (43,118,353) | 608,318,280 |
| Other revenues | 2,712,730 | 78,748,832 | 223,434 | 1,549,840 | (1,511,834) | (744,350) | (317,651) | 80,661,001 |
| General expenses | (32,865,858) | (47,590,484) | (10,743,648) | (10,745,219) | (1,350,201) | (38,011,203) | 43,468,711 | (97,837,902) |
| Operating income (loss) | 684,868,343 | (100,866,328) | 2,723,905 | (10,798,615) | 10,071,781 | 5,109,586 | 32,707 | 591,141,379 |
| Finance cost—Net | (4,583,311) | (20,593,112) | 4,668,703 | 547,244 | (84,491) | (5,232,087) | (23,553) | (25,300,607) |
| Exchange gain—Net | (221,934) | 821,866 | (109,473) | 24,232 | (67,251) | (144,643) | - | 302,797 |
| Profit (loss) sharing in non-consolidated companies, associates and others | 122,542 | - | 567,301 | - | (914,035) | (91,495,964) | 91,565,640 | (154,516) |
| Taxes and duties | (652,163,889) | - | (2,575,328) | (16,610) | (4,248,092) | 430,468 | - | (658,573,451) |
| Net income (loss) | 28,021,751 | (120,637,574) | 5,275,108 | (10,243,749) | 4,757,912 | (91,332,640) | 91,574,794 | (92,584,398) |
| Total current assets | 643,123,963 | 267,016,319 | 115,990,529 | 74,506,099 | 83,951,480 | 552,125,726 | (1,453,181,651) | 283,532,465 |
| Permanent investments in shares of non-consolidated companies, associates and others | 1,104,861 | 409,266 | 4,108,054 | 2,993,531 | 6,767,802 | 291,956,438 | (288,488,710) | 18,851,242 |
| Wells, pipelines, properties, plant and equipment | 1,293,747,256 | 242,566,306 | 101,026,514 | 39,081,476 | 1,248,898 | 10,058,853 | - | 1,687,729,303 |
| Total assets | 1,949,807,014 | 511,606,849 | 221,675,541 | 117,021,486 | 97,642,042 | 1,589,514,113 | (2,464,761,062) | 2,022,505,983 |
| Total current liabilities | 160,574,889 | 419,186,419 | 27,498,554 | 7,536,349 | 62,516,057 | 966,943,463 | (1,441,590,237) | 202,665,494 |
| Long-term debt | 697,238,685 | 23,864,384 | 1,088,424 | 171,883 | 3,703,611 | 720,591,196 | (716,666,340) | 729,991,843 |
| Employee benefits | 431,281,282 | 448,657,358 | 101,216,499 | 133,059,360 | 1,371,486 | 231,938,765 | - | 1,347,524,750 |
| Total liabilities | 1,362,665,753 | 901,446,361 | 153,898,126 | 140,965,277 | 69,880,857 | 1,930,433,789 | (2,176,291,032) | 2,382,999,131 |
| Total equity (Deficit) | 587,141,261 | (389,839,512) | 67,777,415 | (23,943,791) | 27,761,185 | (340,919,676) | (288,470,030) | (360,493,148) |
| Depreciation and amortization | (96,649,571) | (7,571,332) | (5,228,495) | (1,891,123) | (6,742) | (558,866) | - | (111,906,129) |
| Net cost for the period of employee benefits | (29,238,588) | (29,896,704) | (7,097,253) | (8,871,151) | (137,377) | (16,823,832) | - | (92,064,905) |
| Acquisition of fixed assets | 122,417,940 | 17,359,410 | 2,224,501 | 2,541,036 | 1,068,397 | 212,476 | - | 145,823,760 |

(Figures stated in thousands, except as noted)

| For the period ended September 30, 2012: | Exploration and Production | Refining | Gas and Basic Petrochemicals | Petrochemicals | Trading Companies | Corporate and Other Subsidiary Companies | Intersegment Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| Sales | | | | | | | | |
| Trade | Ps. - | Ps. 525,017,232 | Ps. 85,392,707 | Ps. 21,163,570 | Ps. 589,383,039 | Ps. - | Ps. - | Ps. 1,220,956,548 |
| Intersegment | 1,013,516,880 | 47,801,698 | 49,851,648 | 5,586,367 | 325,655,642 | 40,684,172 | (1,483,096,407) | - |
| Services income | - | 3,183,954 | 774,761 | - | 550,217 | 1,735,051 | (891,063) | 5,352,920 |
| Cost of sales | (214,716,923) | (772,552,133) | (127,253,316) | (22,576,038) | (906,455,818) | (1,603,054) | 1,443,424,455 | (601,732,827) |
| Gross income (loss) | 798,799,957 | (196,549,249) | 8,765,800 | 4,173,899 | 9,133,080 | 40,816,169 | (40,563,015) | 624,576,641 |
| General expenses | (30,123,811) | (41,767,462) | (9,797,819) | (9,727,811) | (1,088,321) | (32,766,610) | 41,428,115 | (83,843,719) |
| Other revenues | 648,442 | 162,189,122 | 133,825 | 174,577 | (133,890) | 67,679 | (668,003) | 162,411,752 |
| Operating income (loss) | 769,324,588 | (76,127,589) | (898,194) | (5,379,335) | 7,910,869 | 8,117,238 | 197,097 | 703,144,674 |
| Finance cost—Net | (19,425,003) | (14,080,983) | 2,420,685 | (628,505) | (1,547,371) | 162,798 | (194,693) | (33,293,072) |
| Exchange gain—Net | 36,163,389 | 3,992,288 | 390,607 | 9,408 | 33,731 | 6,855,764 | - | 47,445,187 |
| Profit (loss) sharing in non-consolidated companies, associates and others | 86,966 | - | 373,430 | - | 1,007,986 | 20,608,399 | (20,012,712) | 2,064,069 |
| Taxes and duties | (685,946,865) | - | 105,233 | (12,997) | (478,889) | (1,666,081) | - | (687,999,599) |
| Net income (loss) | 100,203,075 | (86,216,284) | 2,391,761 | (6,011,429) | 6,926,326 | 34,078,118 | (20,010,308) | 31,361,259 |
| Depreciation and amortization | (89,321,719) | (7,352,197) | (5,809,169) | (2,026,446) | (5,388) | (545,754) | - | (105,060,673) |
| Net cost for the period of employee benefits | (22,578,021) | (22,649,427) | (5,228,592) | (6,638,305) | (71,840) | (13,005,793) | - | (70,171,978) |

| Year ended December 31, 2012: | Exploration and Production | Refining | Gas and Basic Petrochemicals | Petrochemicals | Trading Companies | Corporate and Other Subsidiary Companies | Intersegment Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| Total current assets | Ps. 558,119,361 | Ps. 284,541,363 | Ps. 98,911,204 | Ps.78,807,571 | Ps. 113,000,751 | Ps. 486,513,401 | Ps.(1,301,751,526) | Ps.318,142,125 |
| Permanent investments in shares of non-consolidated companies, associates and others | 982,320 | 409,266 | 3,751,219 | — | 7,527,734 | 382,969,842 | (378,388,786) | 17,251,595 |
| Wells, pipelines, properties, plant and equipment | 1,268,551,020 | 234,415,129 | 104,165,805 | 40,945,932 | 225,166 | 10,431,033 | — | 1,658,734,085 |
| Total assets | 1,836,007,172 | 520,567,164 | 207,224,542 | 120,216,927 | 127,859,809 | 1,549,109,628 | (2,336,802,346) | 2,024,182,896 |
| Total current liabilities | 167,466,913 | 330,225,909 | 23,617,986 | 6,478,390 | 87,534,727 | 913,204,611 | (1,292,724,887) | 235,803,649 |
| Long-term debt | 633,350,725 | 24,050,812 | 1,119,845 | 185,303 | 2,351,037 | 661,796,313 | (650,236,440) | 672,617,595 |
| Employee benefits | 412,306,417 | 429,583,865 | 96,139,228 | 127,012,099 | 1,347,909 | 222,151,241 | — | 1,288,540,759 |
| Total liabilities | 1,276,781,279 | 794,166,012 | 145,426,752 | 133,924,623 | 94,597,039 | 1,808,776,162 | (1,958,423,121) | 2,295,248,746 |
| Total Equity (Deficit) | 559,225,893 | (273,598,848) | 61,797,790 | (13,707,696) | 33,262,770 | (259,666,534) | (378,379,225) | (271,065,850) |
| Acquisition of fixed assets | 168,534,984 | 26,605,301 | 2,831,398 | 8,794,184 | — | 812,399 | — | 207,578,266 |

(Figures stated in thousands, except as noted)

PEMEX's management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial information. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

| As of / for the period ended September 30, 2013: | Exploration and Production | Refining | Gas and Basic Petrochemicals | Petrochemicals | Trading Companies | Corporate and Other Subsidiary Companies |
|---|---|---|---|---|---|---|
| **Sales:** | | | | | | |
| By segment | Ps. 950,862,560 | Ps 610,257,904 | Ps 161,507,674 | Ps 30,967,692 | Ps. 815,665,877 | Ps 45,918,002 |
| Less unrealized intersegment sales | (97,451) | (3,185,996) | (9,011) | (662) | (768,650) | - |
| Total consolidated sales | Ps 950,765,109 | Ps 607,071,908 | Ps 161,498,663 | Ps 30,967,030 | Ps 814,897,227 | Ps 45,918,002 |
| **Operating income (loss):** | | | | | | |
| By segment | 688,378,881 | (90,178,476) | 2,474,795 | (10,682,337) | 10,685,582 | 5,109,586 |
| Less unrealized intersegment sales | (97,451) | (3,185,996) | (9,011) | (662) | (768,650) | - |
| Less unrealized gain due to production cost valuation of inventory | 14,237 | (7,501,856) | 258,121 | (115,616) | 154,849 | - |
| Less capitalized refined products | (3,516,560) | - | - | - | - | - |
| Less amortization of capitalized interest | 89,236 | - | - | - | - | - |
| Total consolidated operating income (loss) | Ps 684,868,343 | Ps (100,866,328) | Ps 2,723,905 | Ps (10,798,615) | Ps 10,071,781 | Ps 5,109,586 |
| **Net income (loss):** | | | | | | |
| By segment | 31,530,760 | (109,949,722) | 5,025,998 | (10,127,471) | 5,371,713 | (76,654,809) |
| Less unrealized intersegment sales | (97,451) | (3,185,996) | (9,011) | (662) | (768,650) | - |
| Less unrealized gain due to production cost valuation of inventory | 14,237 | (7,501,856) | 258,121 | (115,616) | 154,849 | - |
| Less capitalized refined products | (3,516,560) | - | - | - | - | - |
| Less equity method for unrealized profits | 1,529 | - | - | - | - | (14,677,831) |
| Less amortization of capitalized interest | 89,236 | - | - | - | - | - |
| Total consolidated net income (loss) | Ps 28,021,751 | Ps (120,637,574) | Ps 5,275,108 | Ps (10,243,749) | Ps 4,757,912 | Ps (91,332,640) |
| **Assets:** | | | | | | |
| By segment | 1,964,145,026 | 582,973,248 | 224,374,542 | 119,506,005 | 107,317,543 | 1,604,191,944 |
| Less unrealized intersegment sales | (84,568) | (7,184,739) | (965,841) | (8,229) | (2,730,713) | - |
| Less unrealized gain due to production cost valuation of inventory | (10,134) | (64,181,660) | (1,733,160) | (2,476,290) | (6,944,788) | - |
| Less capitalized refined products | (11,716,485) | - | - | - | - | - |
| Less equity method for unrealized profits | 1,529 | - | - | - | - | (14,677,831) |
| Less amortization of capitalized interest | (2,528,354) | - | - | - | - | - |
| Total consolidated assets | Ps. 1,949,807,014 | Ps. 511,606,849 | Ps. 221,675,541 | Ps. 117,021,486 | Ps. 97,642,042 | Ps. 1,589,514,113 |
| **Liabilities:** | | | | | | |
| By segment | 1,362,665,753 | 901,446,361 | 153,898,126 | 140,965,277 | 78,142,806 | 1,930,433,789 |
| Less unrealized gain due to production cost valuation of inventory | - | - | - | - | (8,261,949) | - |
| Total consolidated liabilities | Ps. 1,362,665,753 | Ps. 901,446,361 | Ps. 153,898,126 | Ps. 140,965,277 | Ps. 69,880,857 | Ps. 1,930,433,789 |

(Figures stated in thousands, except as noted)

| **For the period ended September 30, 2012:** | **PEP** | **PR** | **PGPB** | **PPQ** | **Trading Companies** | **Corporate and Other Subsidiary Companies** |
|---|---|---|---|---|---|---|
| Sales: | | | | | | |
| By segment | Ps. 1,013,513,344 | Ps. 572,589,314 | Ps. 136,204,807 | Ps. 26,751,562 | Ps. 915,447,066 | Ps. 42,419,223 |
| Less unrealized intersegment sales | 3,536 | 3,413,570 | (185,691) | (1,625) | 141,832 | - |
| Total consolidated sales | Ps. 1,013,516,880 | Ps. 576,002,884 | Ps. 136,019,116 | Ps. 26,749,937 | Ps. 915,588,898 | Ps. 42,419,223 |
| Operating income (loss): | | | | | | |
| By segment | 771,949,897 | (81,694,314) | (1,247,162) | (5,430,895) | 7,789,839 | 8,117,238 |
| Less unrealized intersegment sales | 3,536 | 3,413,570 | (185,691) | (1,625) | 141,832 | - |
| Less unrealized gain due to production cost valuation of inventory | (504) | 2,153,155 | 534,659 | 53,185 | (20,802) | - |
| Less capitalized refined products | (2,717,577) | - | - | - | - | - |
| Less amortization of capitalized interest | 89,236 | - | - | - | - | - |
| Total consolidated operating income (loss) | Ps. 769,324,588 | Ps. (76,127,589) | Ps. (898,194) | Ps. (5,379,335) | Ps. 7,910,869 | Ps. 8,117,238 |
| Net income (loss): | | | | | | |
| By segment | 102,820,759 | (91,783,009) | 2,042,793 | (6,062,989) | 6,805,296 | 30,607,520 |
| Less unrealized intersegment sales | 3,536 | 3,413,570 | (185,691) | (1,625) | 141,832 | - |
| Less unrealized gain due to production cost valuation of inventory | (504) | 2,153,155 | 534,659 | 53,185 | (20,802) | - |
| Less capitalized refined products | (2,717,577) | - | - | - | - | - |
| Less equity method for unrealized profits | 7,625 | - | - | - | - | 3,470,598 |
| Less amortization of capitalized interest | 89,236 | - | - | - | - | - |
| Total consolidated net income (loss) | Ps. 100,203,075 | Ps. (86,216,284) | Ps. 2,391,761 | Ps. (6,011,429) | Ps. 6,926,326 | Ps. 34,078,118 |

| **Year ended December 31, 2012:** | **Exploration and Production** | **Refining** | **Gas and Basic Petrochemicals** | **Petrochemicals** | **Trading Companies** | **Corporate and Other Subsidiary Companies** |
|---|---|---|---|---|---|---|
| Assets: | | | | | | |
| By segment | 1,846,831,001 | 583,489,721 | 210,263,190 | 122,663,976 | 130,797,643 | 1,543,192,334 |
| Less unrealized intersegment sales | — | (4,419,930) | (958,022) | (7,654) | (2,102,134) | — |
| Less unrealized gain due to production cost valuation of inventory | (11,633) | (58,502,627) | (2,080,626) | (2,439,395) | (835,700) | — |
| Less capitalized refined products | (8,199,925) | — | — | — | — | — |
| Less equity method for unrealized profits | 5,319 | — | — | — | — | 5,917,294 |
| Less amortization of capitalized interest | (2,617,590) | — | — | — | — | — |
| Total consolidated assets | Ps. 1,836,007,172 | Ps. 520,567,164 | Ps. 207,224,542 | Ps. 120,216,927 | Ps. 127,859,809 | Ps. 1,549,109,628 |
| Liabilities: | | | | | | |
| By segment | 1,276,781,279 | 794,166,012 | 145,426,752 | 133,924,623 | 96,699,173 | 1,808,776,162 |
| Less unrealized gain due to production cost valuation of inventory | — | — | — | — | (2,102,134) | — |
| Total consolidated liabilities | Ps. 1,276,781,279 | Ps. 794,166,012 | Ps. 145,426,752 | Ps. 133,924,623 | Ps. 94,597,039 | Ps. 1,808,776,162 |

(Figures stated in thousands, except as noted)

## NOTE 5—CASH AND CASH EQUIVALENTS:

As of September 30, 2013 and December 31, 2012, cash and cash equivalents were as follows:

| | September 30, 2013 | December 31, 2012 |
|---|---|---|
| Cash on hand and in banks | **Ps. 71,848,206** | Ps. 76,201,010 |
| Marketable securities | **42,253,737** | 43,033,881 |
| | **Ps. 114,101,943** | Ps. 119,234,891 |

## NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of September 30, 2013 and December 31, 2012, accounts, notes receivable and other receivables were as follows:

| | September 30, 2013 | December 31, 2012 |
|---|---|---|
| Export costumers | **Ps. 37,268,226** | Ps. 40,717,458 |
| Domestic customers | **50,184,781** | 53,355,711 |
| Tax credits | **13,953,093** | 13,420,166 |
| Negative IEPS Tax pending to be credited | **7,594,084** | 11,833,727 |
| Sundry debtors | **4,596,451** | 5,652,405 |
| Employee and officers | **5,028,267** | 4,773,466 |
| Insurance claims | **1,340,534** | 1,440,337 |
| Advances to suppliers | **2,260,065** | 1,801,231 |
| Other | **12,649** | 15,010 |
| | **Ps. 122,238,150** | Ps. 133,009,511 |

## NOTE 7—INVENTORIES:

As of September 30, 2013 and December 31, 2012, inventories were as follows:

| | September 30, 2013 | December 31, 2012 |
|---|---|---|
| Crude oil, refined products, derivatives and petrochemicals products | **Ps. 34,681,664** | Ps. 51,058,073 |
| Materials and products in stock | **4,453,138** | 5,755,367 |
| Materials and products in transit | **7,895** | 34,130 |
| | **Ps. 39,142,697** | Ps. 56,847,570 |

(Figures stated in thousands, except as noted)

## NOTE 8—AVAILABLE-FOR-SALE FINANCIAL ASSETS:

In 2011, PMI HBV acquired 57,204,240 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A., "Repsol") at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol's share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol's share capital. PEMEX's direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased PEMEX's overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

On June 19, 2012, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. On July 5, 2012, PMI HBV opted to receive its dividend in the form of 2,600,191 new Repsol shares. Under the same program, on January 21 and July 16, 2013, PEMEX received 1,683,322 and 1,506,130 shares, respectively as payment of dividends in new shares, decreasing the total number of Repsol shares that it owned to 53,703,915.

During July 2013, PEMEX sold 9,289,968 of Repsol shares in the amount of $2,869,882, resulting from this transaction a gain on the valuation of the shares at the price of $ 362,351 was generated and recorded in comprehensive income.

Also during July 2013, PEMEX entered into an equity swap with financial institutions on 9,289,968 shares of Repsol, so PEMEX has obtained further economic and voting rights.

As of September 30, 2013 the investment in 53,703,915 and 59,804,431 in December 31, 2012, investments in shares of Repsol were valued at Ps. 17,264,138 and Ps. 15,771,202, respectively. The effect of the valuation of the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a gain of Ps. 3,337,067 at September 30, 2013 and a gain of Ps. 10,125,912 at December 31, 2012. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 3,189,452 at September 30, 2013 and Ps. 685,704 in the statements of comprehensive income at December 31, 2012.

In 2012, PMI NASA received 77 shares of LyondellBasell Industries N.V. ("LyondellBasell"), which were valued at Ps. 18, in lieu of the payment of a debt owed by LyondellBasell. As of both September 30, 2013 and December 31, 2012, the market value of the LyondellBasell shares was Ps. 57.

(Figures stated in thousands, except as noted)

## NOTE 9—PERMANENT INVESTMENTS IN SHARES OF NON-CONSOLIDATED COMPANIES, ASSOCIATES AND OTHERS:

The permanent investments in shares of non-consolidated companies, associates and others as of September 30, 2013 and December 31, 2012, were as follows:

| | Percentage of Investment | September 30, 2013 | December 31, 2012 |
|---|---|---|---|
| Deer Park Refining Limited | 50.00% | Ps. **6,401,468** | Ps. 7,337,384 |
| Gasoductos de Chihuahua, S. de R.L. de C.V. | 50.00% | **3,873,462** | 3,530,632 |
| PPQ Cadena Productiva, S.L.[1] | 100.00% | **2,993,585** | - |
| Instalaciones Inmobiliarias para Industrias, S. A. de C. V. | 100.00% | **1,456,653** | 1,424,309 |
| Compañía Mexicana de Exploraciones, S.A. de C.V. | 60.00% | **1,052,300** | 936,689 |
| Frontera Brownsville S.L.L.C. | 50.00% | **520,958** | 535,653 |
| Mexicana de Lubricantes, S. A. de C.V. | 46.85% | **409,266** | 409,265 |
| MGI Enterprises US LLC. | 100.00% | **208,395** | - |
| Servicios Aéreos Especializados Mexicanos, S.A de C.V | 49.00% | **158,525** | 158,525 |
| CH4 Energía, S.A de C.V. | 50.00% | **127,481** | 108,554 |
| Pasco Internacional, Ltd. | 100.00% | **121,368** | 44,585 |
| PMI Field Management Resources, S.L | 100.00% | **79,457** | - |
| Other—Net | Various | **1,448,324** | 2,765,999 |
| | | **Ps. 18,851,242** | Ps. 17,251,595 |

[1] Derived from the alliance held between PEMEX and Mexichem S.A.B. de C.V., in September 2013, Pemex increased the capital stock of the company named PPQ Cadena Productiva, S.L. at $ 2,993,531. The purpose of this increase was for this society to participate in Compañía Petroquímica Mexicana de Vinilo, S.A. de. C.V., with an investment of $ 2,993,531, which represents 44% of the share capital of the company and the other remaining 56%, corresponds to Mexichem S.A.B. de C.V.

(Figures stated in thousands, except as noted)

Profit (loss) sharing in non-consolidated companies, associates and others:

| | September 30, | |
|---|---|---|
| | **2013** | **2012** |
| Deer Park Refining Limited | **Ps. (910,195)** | Ps. 998,760 |
| Gasoductos de Chihuahua, S. de R.L. de C.V. | **278,572** | 430,707 |
| Other—Net | **477,107** | 634,602 |
| | **Ps. (154,516)** | Ps. 2,064,069 |

(Figures stated in thousands, except as noted)

## NOTE 10— WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of September 30, 2013 and December 31, 2012, the components of wells, pipelines, properties, plant and equipment were as follows:

| | | Plants | Drilling equipment | Pipelines | Wells | Buildings | Offshore platforms | Furniture and equipment | Transportation equipment | Construction in progress | Land | Unproductive fixed assets | Assets in process of acquisition | Total fixed assets |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **INVESTMENT** | | | | | | | | | | | | | | |
| Balances as of December 31, 2011 | Ps. | 709,748,214 | 42,367,106 | 547,236,619 | 1,007,455,697 | 53,439,009 | 319,638,242 | 49,788,285 | 20,590,693 | 105,303,277 | 41,583,171 | 11,148,414 | 27,633 | 2,908,326,360 |
| Acquisitions | | 17,107,468 | 633,250 | 2,561,274 | 38,414,721 | 626,773 | 2,996,106 | 1,695,247 | 3,176,330 | 78,532,565 | 78,565 | 1,461 | - | 145,823,760 |
| Capitalization and reclassifications | | 5,234,513 | (428,366) | 3,850,174 | 36,347,408 | 3,635,826 | 1,115,273 | (767,926) | (47,946) | (47,821,076) | (23,662) | 154,431 | (27,633) | 1,221,016 |
| Disposals | | (11,797,276) | - | (88,181) | - | (374,834) | (59,653) | (399,844) | (432,712) | (304,044) | (219,852) | (91,242) | - | (13,767,638) |
| **Balances as of September 30, 2012** | Ps. | 720,292,919 | 42,571,990 | 553,559,886 | 1,082,217,826 | 57,326,774 | 323,689,968 | 50,315,762 | 23,286,365 | 135,710,722 | 41,418,222 | 11,213,064 | - | 3,041,603,498 |
| **ACCUMULATED DEPRECIATION AND AMORTIZATION** | | | | | | | | | | | | | | |
| Balances as of December 31, 2012 | Ps. | ( 284,287,710) | (23,066,280 ) | ( 202,092,704) | (559,752,873) | (33,723,880) | (95,137,552 ) | (32,563,194) | (12,334,674) | - | - | (6,633,408) | - | (1,249,592,275) |
| Acquisitions | | (26,791,064 ) | ( 1,934,001) | (11,877,361 ) | (55,953,225) | (921,376) | (10,970,004 ) | (2,495,368) | (963,609) | | - | (121) | - | (111,906,129) |
| Reclassifications | | (751,067) | 345,076 | 455,416 | - | (27,828) | - | 580,431 | 95,583 | - | - | - | - | 697,611 |
| Disposals | | 6,255,008 | - | 74,577 | - | 355,623 | - | 213,380 | 430,723 | - | - | (402,713) | - | 6,926,598 |
| **Balances as of September 30, 2013** | Ps. | (305,574,833) | ( 24,655,205) | ( 213,440,072) | ( 615,706,098) | (34,317,461) | (106,107,556) | (34,264,751) | (12,771,977) | - | - | (7,036,242) | - | ( 1,353,874,195) |
| **Net wells, pipelines, properties, plant and equipment as of December 31, 2012** | **Ps.** | 425,460,504 | 19,300,826 | 345,143,915 | 447,702,824 | 19,715,129 | 224,500,690 | 17,225,091 | 8,256,019 | 105,303,277 | 41,583,171 | 4,515,006 | 27,633 | 1,658,734,085 |
| **Net wells, pipelines, properties, plant and equipment as of September 30, 2013** | **Ps.** | **414,718,086** | **17,916,785** | **340,119,814** | **466,511,728** | **23,009,313** | **217,582,412** | **16,051,011** | **10,514,388** | **135,710,722** | **41,418,222** | **4,176,822** | **-** | **1,687,729,303** |

(Figures stated in thousands, except as noted)

## NOTE 11—OTHER ASSETS:

As of September 30, 2013 and December 31, 2012, the balance of other assets was as follows:

| | | September 30, 2013 | | December 31, 2012 |
|---|---|---|---|---|
| Wells unassigned to a reserve | **Ps.** | **7,192,354** | Ps. | 5,306,333 |
| Payments in advance | | **3,612,715** | | 3,290,756 |
| Intangible assets | | **1,721,709** | | 1,536,101 |
| Long term documents receivable | | **1,078,202** | | 1,307,123 |
| Other | | **706,924** | | 907,522 |
| | **Ps.** | **14,311,904** | Ps. | 12,347,835 |

## NOTE 12—DEBT:

The Board approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the *Secretaría de Hacienda y Crédito Público* (Ministry of Finance and Public Credit, or the "SHCP") for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to September 30, 2013, PEMEX participated in the following financing activities:

- On January 22, 2013, the SHCP authorized the increase of the Petróleos Mexicanos' Medium-Term Notes Program from U.S. $22,000,000 to U.S. $32,000,000.

- On January 30, Petróleos Mexicanos issued U.S. $2,100,000 of its 3.500% Notes due 2023 under Petróleos Mexicanos' U.S. $32,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- In January 2013, PMI Trading obtained and repaid a loan for U.S. $150,000 bearing interest at 1.0412%.

- On February 28, 2013, PMI NASA obtained two loans for U.S. $34,500, each of which bears interest at 3.80% and matures on February 7, 2023.

(Figures stated in thousands, except as noted)

- On March 22, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of *Certificados Bursátiles* due 2017 at a floating rate, which was a reopening of the securities issued on November 29, 2012. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- In March 2013, PMI Trading obtained and repaid a loan for U.S. $50,000 bearing interest at 1.4217%.

- On April 26, 2013, PMI NASA obtained a loan for U.S. $33,830 bearing interest at 3.80%, which matures on February 22, 2023.

- Between January 1 and September 30, 2013, PMI HBV obtained U.S. $5,103,000 from its revolving credit line and repaid U.S. $6,003,000.

- On June 7, 2013, PMI NASA obtained a loan for U.S. $34,278 bearing interest at 3.80%, which matures on April 24, 2023.

- On June 25, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of *Certificados Bursátiles* due 2017 at a floating rate, which was a reopening of the securities issued on November 29, 2012. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program.

- On June 26, 2013, Petróleos Mexicanos borrowed U.S. $500,000 under its revolving credit facility with Credit Agricole CIB. The facility matured on July 17, 2013.

- On July 18, 2013, Petróleos Mexicanos issued, in the international market, U.S.$3,000,000 in four tranches: the first in the amount of U.S.$1,000,000 at fixed rate and matures in January, 2014; the second in the amount of U.S.$1,000,000 at fixed rate and matures in July, 2018; the third in the amount of U.S.$500,000 at variable rate and matures in July, 2018; and the fourth is a reopening of the bond at fixed rate which matures in June, 2041, in the amount of U.S. $500,000.

- On September 19, 2013, Petróleos Mexicanos issued stocks certificates in the amount of Ps. 5,000,000 at TIIE variable rate plus 6 base points which matures in Feburary, 2019.

(Figures stated in thousands, except as noted)

- On September 19, 2013, Petróleos Mexicanos issued a bond with the guarantee of the Export-Import Bank from the U.S.A. (Ex-Im Bank), in the amount of U.S. $400,000 at a fixed rate of 2.83% which matures in February, 2024.

- On September 26, 2013, Petróleos Mexicanos issues stock certificates in the amount of Ps. 10,400,000 at a fixed rate of 7.19% which matures in February, 2024.

- On September 30, 2013, Petróleos Mexicanos issued a second bond with the guarantee of the Ex-Im Bank in the amout of U.S. $750,000 at a variable rate of LIBOR plus 3 months and 43 base points which matures in February, 2024. This bond issue is guaranteed by the Ex-Im Bank and it is the highest amount in the history of the instrument.

## NOTE 13—PROVISIONS FOR SUNDRY CREDITS:

At September 30, 2013 and December 31, 2012, the provisions for sundry creditors were as follows:

| | September 30, 2013 | December 31, 2012 |
|---|---|---|
| Provision for plugging of wells | **Ps. 50,640,360** | Ps. 48,153,061 |
| Provision for litigation and claims in process | **14,659,263** | 9,977,365 |
| Provision for environmental costs | **5,425,203** | 5,672,368 |
| | **Ps. 70,724,826** | Ps. 63,802,794 |

## NOTE 14—FINANCE COST:

At September 30, 2013 and 2012, the finance cost was as follows:

| | September 30, 2013 | September 30, 2012 |
|---|---|---|
| Earnings by derivative financial instruments | **Ps. 12,288,673** | Ps. 17,333,570 |
| Interest income | **1,753,359** | 1,612,738 |
| Interest expense | **(28,229,653)** | (27,413,041) |
| Expense by derivative financial instruments | **(11,112,986)** | (24,826,337) |
| | **Ps.(25,300,607)** | Ps.(33,293,072) |

## NOTE 15—CONTINGENCIES:

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and

(Figures stated in thousands, except as noted)

Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of September 30, 2013 and as of December 31, 2012, the reserve for environmental remediation expenses totaled Ps. 5,425,203 and Ps. 5,672,368, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

(b) PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of September 30, 2013 and 2012, PEMEX had accrued a reserve of Ps. 14,659,263 and Ps. 9,977,365, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

- In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest, to COMMISA, and also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the arbitration award in its favor. On August 27, 2013, the U.S. District Court issued a preliminary judgment recognizing the arbitration award. On September 12, 2013, a hearing was held before the U.S. District Court to the quantification of the definitive judgment. As of November 2, 2010, the amount of the arbitration award is U.S. $355,864. COMMISA is also seeking interest and value added taxes as well as U.S. $106,827 for bails paid and other expenses.

(Figures stated in thousands, except as noted)

Based on the arbitration award, on January 22, 2013 COMMISA requested the authorities in Luxembourg an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions, which was granted after a motion filed by Pemex-Exploration and Production and Petróleos Mexicanos was denied. On July 15, 2013, an appeal was filed and its resolution is still pending.

In addition, on March 22, 2013, a different court in Luxembourg recognized the arbitration award and issued an execution order, without notifying Pemex-Exploration and Production and Petróleos Mexicanos. Pemex-Exploration and Production and Petróleos Mexicanos filed a motion requesting the attachment to be revoked since the award was declared null and void. On June 26, 2013, Pemex-Exploration and Production filed an appeal against this resolution. On June 28, 2013, COMMISA requested the validation of the attachment and Petróleos Mexicanos and Pemex-Exploration and Production appeal the resolution granting the attachment. On September 2, 2013, Petróleos Mexicanos filed other appeal requesting the attachment is declared null and void. As of this date, a final resolution is still pending.

On August 30, 2013, the Ministry of Economy was summoned in connection with an arbitration claim filed by Kellog Brown & Root (KBR) under the North American Free Trade Agreement (NAFTA) seeking to prove that the Mexican Government (through actions of Pemex-Exploration and Production or Mexican courts) breached several provisions of the NAFTA such as: The arbitration award declared null and void by Mexican courts, lack of transparency, breach to the due process and no discrimination principles as well as national treatment and the most favored nation, expropriation of KBR and COMMISA rights without due compensation. KBR is seeking damages related to the claims filed to execute COMMISA´s arbitration award and approximately U.S.$110,000 as compensation for the bails and guarantees granted by COMMISA plus any additional amount such as interests, expenses, etc. As of this date, a final resolution is still pending.

On June 20, 2013, Afianzadora Insurgentes, S.A. de C.V. deposited U.S. $78,423.7 and Ps. 18,639.6 in the Fifth Civil District Court, which were delivered to Pemex-Exploration and Production. As of this date, this trial has concluded.

On April 9, 2013, Pemex-Exploration and Production filed a claim in a District Court in Monterrey, Nuevo León to execute amounts due by COMMISA in connection with the end of the construction agreement mentioned above, which was not admitted by the Judge on April 12, 2013.

(Figures stated in thousands, except as noted)

On April 18, 2013 Pemex-Exploration and Production filed an appeal against this resolution, which was admitted by the Court. As of this date, a final resolution is still pending.

- In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On August 24, 2011, the Tax Management Service filed its response. On October 12, 2011, Pemex-Exploration and Production requested that the Tax Management Service produce the complete file that it prepared while conducting its review of the financial statements. On August 1, 2012, the Third Regional Metropolitan Court requested that the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. On November 27, 2012, the Court allowed Pemex-Exploration and Production to amend its claim. The defendant filed a motion against this resolution which was denied. On January 18, 2013, Pemex-Exploration and Production filed a motion to amend its claim, which was admitted by the Court. On June 24, 2013, a reclamation motion filed by the defendant is denied. On September 2, 2013, the defendant filed a response to the amended claim. As of this date the pleadings stage is still pending.

- In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On January 11, 2012, the ICA notified the parties its final award. On February 10, 2012, CONPROCA requested a clarification of this final award. On April 30, 2012, Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and

(Figures stated in thousands, except as noted)

CONPROCA was ordered to pay U.S. $29,056 (not including financial expenses or taxes).

On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012-VI) before the Juzgado Décimo Primero de Distrito en Materia Civil (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void, which was admitted on December 11, 2012. On January 18, 2013, CONPROCA filed a response to this claim and filed evidence. On March 7, 2013 the evidentiary stage concluded. On May 24, 2013 a pleading hearing was held and a final judgment is still pending. Previously, on December 14, 2011, CONPROCA filed a claim before the United States District Court of New York seeking the recognition of the award. On September 21, 2012, Pemex-Refining filed a response to CONPROCA's motion before the U.S. District Court, to which CONPROCA replied on October 19, 2012. On November 9, 2012, CONPROCA filed a motion before the U.S. District Court requesting a hearing, which as of the date of this report is still pending.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. The parties filed experts′ opinions and independent experts were appointed. As of the date of this report, the trial is in the evidentiary stages.

- In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. Pemex-Exploration and Production filed its response to the claim on June 13, 2011. On August 24, 2011, the Court admitted experts' opinions on economic and financial matters and ordered Pemex-Exploration and Production to appoint its experts, who accepted their designation on February 7, 2012 and theirs opinions were filed on September 5, 2012. On April 5, 2013, the Court requested the appointment of the independent experts, which is still pending. The pleading stage will begin once the evidentiary stage concludes.

(Figures stated in thousands, except as noted)

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On August 24, 2011, the Tax Management Service filed its response. On October 12, 2011, Pemex-Refining requested that the Tax Management Service produce the complete file that it prepared while conducting its review of the financial statements. On August 1, 2012, the Third Regional Metropolitan Court requested that the Superior Court of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. On November 27, 2012, the Court allowed Pemex-Refining to amend its claim. The defendant filed a motion against this resolution which was denied. On January 18, 2013, Pemex-Exploration and Production filed a motion to amend its claim, which was admitted by the Court. On June 24, 2013, a reclamation motion filed by the defendant is denied. On September 2, 2013, the defendant filed a response to the amended claim. As of this date the pleadings stage is still pending.

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection to the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,730. On July 19, 2012, the Court rejected a motion filed by the defendants arguing that the Court lacked jurisdiction, and notified the parties on August 23, 2012. On November 5, 2012, the Regional Court resumed the trial and, on December 11, 2012, summoned the Secretary of Energy, as Chairman of the Board of Petróleos Mexicanos, who responded the claim on February 21, 2013. On March 4, 2013, notified to the parties on April 2, 2013, the Court admitted an amendment to the claim and requested the defendants their response. On April 24, 2013, the defendants appealed this resolution and requested that a Superior Court reviews the trial. On May 2, 2013, the defendants filed a response to the amendment to the claim. In addition, on

(Figures stated in thousands, except as noted)

April 9, 2013 a new claim was filed before the same Court (438/12-11-02-3) and the defendants requested it to be joint with the previous claim. On May 2, 2013, both claims are joint. On May 10, 2013, Superior Court requested additional documentation. On May 13, 2013 the response filed by the defendants is admitted by the Judge. As of the date of this report, the trial is in the evidentiary stages.

- On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On April 20, 2012, the evidentiary stage commenced and the parties filed their documentary evidence and experts' opinions. The Court then appointed an expert in raw sewage on behalf of the plaintiffs, who was granted an extension to file his opinion. The plaintiffs filed an *amparo* against several authorities in Reynosa as well as against the manager of the Burgos Business Unit for performing cleaning works in La Escondida lagoon in lands owned by the plaintiffs without their authorization and flooding their lands. A justification for such works was filed by Pemex-Gas and Basic Petrochemicals as well as additional documentary evidence. As of the date of this report, the constitutional hearing is still pending.

- On July 5, 2011, Pemex-Exploration and Production was summoned before the *Juzgado Décimo Segundo de Distrito en Materia Civil* (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011, Pemex-Exploration and Production filed its response to this claim. On October 22, 2011, the Court notified Pemex-Exploration and Production that the plaintiff had filed accountant and management experts' opinions and ordered it to appoint its experts and file any necessary questionnaires. On January 2, 2013, Pemex-Exploration and Production's experts filed their opinions with the Court. Since these opinions conflicted with other opinions filed the plaintiffs, an independent expert issued an opinion. As of the date of this report, the trial is in the evidentiary stage.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably

(Figures stated in thousands, except as noted)

estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

## NOTE 16—SUBSEQUENT EVENTS:

On October 23, 2013, the exchange rate was Ps.12.9314 pesos per U.S. dollar, which represents 0.62% appreciation of the value of the peso in dollar terms as compared to the exchange rate as of September 30, 2013, which was Ps.13.0119 per U.S. dollar.

On October 23, 2013, the weighted average price of the crude oil exported by PEMEX was U.S. $92.36 per barrel, a decrease of 5.70% as compared to the average price as of September 30, 2013, which was U.S. $97.94 per barrel.

PEMEX has valued and recorded the 53,703,915 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has increased approximately 4.77% from €18.33 per share as of September 30, 2013 to €19.20 per share as of October 23, 2013.

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

## INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
## (THOUSAND PESOS)

**CONSOLIDATED**

**Final Printing**

| COMPANY NAME | PRICIPAL ACTIVITY | NUMBER OF SHARES | % OWNER SHIP | TOTAL AMOUNT | |
|---|---|---|---|---|---|
| | | | | ACQUISITION COST | CURRENT VALUE |
| Deer Park Refining Ltd. | Refining company | 1 | 50.00 | 0 | 6,401,468 |
| Gasoductos de Chihuahua, S. de R.L. de C.V. | Natural Gas transportation | 1 | 50.00 | 393,049 | 3,873,462 |
| PPQ Cadena Productiva S.L. | Multi purpose financial entity | 1 | 100.00 | 2,993,585 | 2,993,585 |
| Instalaciones Inmobiliarias para Industrias, S.A. | Real estate services provider | 185,629,955 | 100.00 | 185,630 | 1,456,653 |
| Cia. Mexicana de Exploraciones, S.A. de C.V. | Exploration geologic services | 25,333,847 | 60.00 | 25,333 | 1,052,300 |
| Frontera Brownsville | Operation at a wholesale storage and distribution center | 1 | 50.00 | 443,737 | 520,958 |
| Mexicana de Lubricantes, S.A. de C.V. | Lubricants trader | 17,879,561 | 47.00 | 178,796 | 409,266 |
| MGI Enterprises US LLC (Delaware) | Investment in the Tucso-Sásabe pipeline | 1,000 | 100.00 | 208,395 | 208,395 |
| Servicios Aéreos Especializados Mexicanos, S.A. de | Render operation and executive services | 1 | 49.00 | 142,094 | 158,525 |
| CH4 Energía, S.A. de C.V. | Gas purchase-sale and trading | 2,358 | 50.00 | 2,358 | 127,481 |
| Pasco International, Ltd. | Pasco Terminals, Inc. Holder | 16,600 | 100.00 | 95 | 121,368 |
| PMI Field Management Resources, S.L. | Management and administration of representative securities | 15,821 | 100.00 | 79,457 | 79,457 |
| Others | | 1 | 0.00 | 0 | 276,437 |
| Estimate of Investments Variation | | 1 | 0.00 | 0 | -223,010 |
| **TOTAL INVESTMENT IN ASSOCIATES** | | | | 4,652,529 | 17,456,345 |

**NOTES**

THE TREND PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO TREND PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

## BREAKDOWN OF CREDITS

**CONSOLIDATED**

(THOUSAND PESOS)

**Final Printing**

| CREDIT TYPE / INSTITUTION | FOREIGN INSTITUTION (YES/NO) | CONTRACT SIGNING DATE | EXPIRATION DATE | INTEREST RATE | MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY | | | | | | MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | TIME INTERVAL | | | | | | TIME INTERVAL | | | | | |
| | | | | | CURRENT YEAR | UNTIL 1YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR OR MORE | CURRENT YEAR | UNTIL 1YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR OR MORE |
| **BANKS** | | | | | | | | | | | | | | | | |
| **FOREIGN TRADE** | | | | | | | | | | | | | | | | |
| BANCO NACIONAL DE (1) (7) | NOT | 26/06/2003 | 02/07/2018 | 5.44 | | | | | | | 130,119 | 130,119 | 260,238 | 260,238 | 260,238 | 260,238 |
| EXPORT DEVELOPMENT (1) (8) | YES | 29/12/2011 | 29/12/2016 | 3.37 | | | | | | | 0 | 0 | 0 | 0 | 2,596,212 | 0 |
| **SECURED** | | | | | | | | | | | | | | | | |
| ABN AMRO BANK NV (1) (7) | YES | 23/12/2002 | 31/03/2014 | 4.50 | | | | | | | 0 | 115,525 | 0 | 0 | 0 | 0 |
| CITIBANK N.A. (1) (8) | YES | 30/11/2006 | 15/12/2015 | 0.41 | | | | | | | 191,351 | 191,351 | 382,703 | 191,351 | 0 | 0 |
| CITIBANK N.A. (1) (8) | YES | 19/12/2007 | 25/06/2017 | 0.43 | | | | | | | 153,081 | 153,081 | 306,162 | 306,162 | 306,162 | 0 |
| BANCO BILBAO VIZCA (1) (8) | YES | 30/12/2010 | 30/12/2020 | 1.09 | | | | | | | 88,821 | 88,821 | 177,643 | 177,643 | 177,643 | 621,750 |
| BANCO SANTANDER SA (1) (8) | YES | 28/02/2007 | 15/06/2014 | 0.44 | | | | | | | 92,942 | 92,942 | 0 | 0 | 0 | 0 |
| BANK OF AMERICA N. (1) (8) | YES | 03/11/2005 | 26/01/2015 | 0.42 | | | | | | | 0 | 612,325 | 306,162 | 0 | 0 | 0 |
| BANK OF AMERICA N. (1) (8) | YES | 30/11/2006 | 25/06/2015 | 0.43 | | | | | | | 267,892 | 267,892 | 535,784 | 0 | 0 | 0 |
| BANK OF AMERICA N. (1) (8) | YES | 29/12/2011 | 30/03/2022 | 0.65 | | | | | | | 0 | 260,238 | 260,238 | 260,238 | 260,238 | 1,168,138 |
| BARCLAYS BANK PLC (1) (8) | YES | 14/03/2003 | 10/12/2013 | 0.46 | | | | | | | 70,134 | 0 | 0 | 0 | 0 | 0 |
| BARCLAYS BANK PLC (1) (8) | YES | 10/08/2004 | 15/12/2013 | 0.45 | | | | | | | 65,060 | 0 | 0 | 0 | 0 | 0 |
| BARCLAYS BANK PLC (1) (8) | YES | 03/07/2003 | 20/03/2014 | 0.43 | | | | | | | 0 | 31,006 | 0 | 0 | 0 | 0 |
| BNP PARIBAS (1) (8) | YES | 16/05/2003 | 17/03/2014 | 0.41 | | | | | | | 0 | 260,238 | 0 | 0 | 0 | 0 |
| BNP PARIBAS (1) (8) | YES | 07/03/2005 | 05/06/2014 | 0.44 | | | | | | | 306,162 | 306,162 | 0 | 0 | 0 | 0 |
| BNP PARIBAS (1) (8) | YES | 30/06/2008 | 20/06/2017 | 0.58 | | | | | | | 459,244 | 459,244 | 918,487 | 918,487 | 918,487 | 0 |
| BNP PARIBAS (1) (8) | YES | 14/12/2010 | 21/12/2020 | 0.69 | | | | | | | 260,238 | 260,238 | 520,476 | 520,476 | 520,476 | 1,821,666 |
| CITIBANK INTERNATI (1) (8) | YES | 22/12/2010 | 24/06/2019 | 1.16 | | | | | | | 315,496 | 315,496 | 630,991 | 630,991 | 630,991 | 1,261,982 |
| CITIBANK NA (1) (8) | YES | 15/06/2011 | 15/12/2013 | 0.49 | | | | | | | 46,713 | 0 | 0 | 0 | 0 | 0 |
| CITIBANK NA (1) (8) | YES | 15/06/2011 | 15/06/2014 | 0.46 | | | | | | | 26,789 | 26,789 | 0 | 0 | 0 | 0 |
| CITIBANK NA (1) (8) | YES | 27/06/2011 | 25/06/2015 | 0.45 | | | | | | | 229,622 | 229,622 | 459,244 | 0 | 0 | 0 |
| CALYON NEW BRAYORK (1) (8) | YES | 30/11/2006 | 25/02/2017 | 0.43 | | | | | | | 0 | 43,032 | 43,032 | 43,032 | 21,516 | 0 |
| DEUTSCHE BANK SAE (1) (8) | YES | 08/11/2002 | 16/12/2013 | 0.66 | | | | | | | 12,502 | 0 | 0 | 0 | 0 | 0 |
| EKSPORTFINANS (1) (7) | YES | 15/10/2001 | 30/03/2014 | 3.93 | | | | | | | 0 | 31,590 | 0 | 0 | 0 | 0 |
| EXPORT DEVELOPMENT (1) (8) | YES | 04/07/2003 | 10/09/2014 | 0.89 | | | | | | | 0 | 65,060 | 0 | 0 | 0 | 0 |
| EXPORT DEVELOPMENT (1) (8) | YES | 04/07/2003 | 23/06/2015 | 0.92 | | | | | | | 41,160 | 41,160 | 82,320 | 0 | 0 | 0 |
| EXPORT DEVELOPMENT (1) (8) | YES | 04/07/2003 | 30/06/2015 | 0.92 | | | | | | | 23,900 | 23,900 | 47,799 | 0 | 0 | 0 |
| EXPORT DEVELOPMENT (1) (8) | YES | 18/07/2012 | 18/07/2017 | 1.89 | | | | | | | 0 | 0 | 0 | 0 | 3,899,923 | 0 |
| EXPORT DEVELOPMENT (1) (8) | YES | 08/11/2010 | 09/11/2020 | 0.71 | | | | | | | 325,298 | 325,298 | 650,595 | 650,595 | 650,595 | 2,277,083 |
| EXPORT IMPORT BANK (1) (7) | YES | 14/07/2009 | 20/12/2019 | 3.81 | | | | | | | 683,125 | 683,125 | 1,366,250 | 1,366,250 | 1,366,250 | 3,415,624 |
| EXPORT IMPORT BANK (1) (7) | YES | 28/12/2011 | 30/12/2021 | 2.45 | | | | | | | 195,179 | 195,172 | 390,357 | 390,357 | 390,357 | 1,756,384 |
| HSBC BANK PLC (1) (7) | YES | 02/06/2006 | 27/04/2015 | 5.45 | | | | | | | 2,091 | 2,091 | 4,181 | 0 | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

## BREAKDOWN OF CREDITS

(THOUSAND PESOS)

**CONSOLIDATED**

**Final Printing**

| CREDIT TYPE / INSTITUTION | FOREIGN INSTITUTION (YES/NO) | CONTRACT SIGNING DATE | EXPIRATION DATE | INTEREST RATE | MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY | | | | | | MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | TIME INTERVAL | | | | | | TIME INTERVAL | | | | | |
| | | | | | CURRENT YEAR | UNTIL 1YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR OR MORE | CURRENT YEAR | UNTIL 1YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR OR MORE |
| HSBC BANK PLC (1) (7) | YES | 02/06/2006 | 27/05/2015 | 5.45 | | | | | | | 840 | 840 | 1,681 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (7) | YES | 02/06/2006 | 11/06/2015 | 5.45 | | | | | | | 347 | 347 | 693 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (7) | YES | 02/06/2006 | 22/07/2015 | 5.45 | | | | | | | 0 | 694 | 694 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (7) | YES | 02/06/2006 | 26/08/2015 | 5.45 | | | | | | | 0 | 3,725 | 3,725 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (7) | YES | 02/06/2006 | 26/10/2015 | 5.45 | | | | | | | 2,414 | 2,414 | 4,828 | 2,414 | 0 | 0 |
| HSBC BANK PLC (1) (7) | YES | 08/05/2008 | 30/03/2017 | 3.48 | | | | | | | 0 | 157,168 | 157,168 | 157,168 | 78,584 | 0 |
| HSBC BANK PLC (1) (7) | YES | 02/06/2006 | 26/06/2017 | 5.45 | | | | | | | 3,216 | 3,216 | 6,433 | 6,433 | 6,433 | 0 |
| HSBC BANK PLC (1) (8) | YES | 19/10/1998 | 17/04/2014 | 0.64 | | | | | | | 12,458 | 12,458 | 0 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 14/05/2003 | 10/10/2013 | 0.80 | | | | | | | 25,527 | 0 | 0 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 18/02/2005 | 28/10/2013 | 0.81 | | | | | | | 4,274 | 0 | 0 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 09/12/2005 | 06/11/2013 | 0.63 | | | | | | | 23,251 | 0 | 0 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 25/08/2004 | 20/11/2013 | 0.80 | | | | | | | 2,267 | 0 | 0 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 07/06/2006 | 29/11/2013 | 0.59 | | | | | | | 22,729 | 0 | 0 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 20/09/2004 | 14/02/2014 | 0.77 | | | | | | | 0 | 22,067 | 0 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 23/09/2005 | 30/05/2014 | 0.80 | | | | | | | 5,539 | 5,539 | 0 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 24/06/2005 | 30/05/2014 | 0.81 | | | | | | | 1,291 | 1,291 | 0 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 19/08/2005 | 16/09/2014 | 0.58 | | | | | | | 0 | 36,904 | 0 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 14/05/2003 | 06/10/2014 | 0.75 | | | | | | | 37,625 | 37,625 | 37,625 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 04/04/2006 | 24/11/2014 | 0.62 | | | | | | | 12,632 | 12,632 | 12,632 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 05/04/2006 | 29/12/2014 | 0.57 | | | | | | | 10,909 | 10,909 | 10,909 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 03/04/2007 | 30/12/2014 | 0.55 | | | | | | | 26,637 | 26,637 | 26,637 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 18/01/2007 | 30/01/2015 | 0.52 | | | | | | | 0 | 13,023 | 6,512 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 22/12/2008 | 01/07/2015 | 1.37 | | | | | | | 0 | 164,197 | 164,197 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 07/11/2006 | 22/07/2015 | 0.52 | | | | | | | 0 | 9,500 | 9,500 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 02/04/2007 | 31/07/2015 | 0.52 | | | | | | | 0 | 92,299 | 92,299 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 03/04/2007 | 04/11/2015 | 0.55 | | | | | | | 12,631 | 12,631 | 25,262 | 12,631 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 22/01/2007 | 30/11/2015 | 0.54 | | | | | | | 2,262 | 2,262 | 4,525 | 2,262 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 14/11/2005 | 30/06/2017 | 0.59 | | | | | | | 38,827 | 38,827 | 77,655 | 77,655 | 77,655 | 0 |
| HSBC BANK PLC (1) (8) | YES | 30/06/2010 | 22/07/2019 | 1.02 | | | | | | | 0 | 77,624 | 77,624 | 77,624 | 77,624 | 155,249 |
| HSBC BANK PLC (1) (8) | YES | 29/04/2010 | 31/03/2020 | 1.07 | | | | | | | 0 | 175,047 | 175,047 | 175,047 | 175,047 | 437,617 |
| HSBC BANK PLC (1) (8) | YES | 15/04/2010 | 15/04/2020 | 1.14 | | | | | | | 68,643 | 68,643 | 137,285 | 137,285 | 137,285 | 411,856 |
| HSBC BANK PLC (1) (8) | YES | 23/09/2011 | 30/06/2021 | 1.08 | | | | | | | 53,222 | 53,222 | 106,444 | 106,444 | 106,444 | 424,545 |
| ING CAPITAL LLC (1) (8) | YES | 30/11/2006 | 15/06/2016 | 0.43 | | | | | | | 114,811 | 114,811 | 229,622 | 229,622 | 0 | 0 |
| ING CAPITAL LLC (1) (8) | YES | 13/06/2008 | 20/06/2017 | 0.56 | | | | | | | 76,541 | 76,541 | 153,081 | 153,081 | 153,081 | 0 |
| JAPAN BANK FOR INT (1) (7) | YES | 30/09/2005 | 30/06/2015 | 4.97 | | | | | | | 31,397 | 31,397 | 33,711 | 0 | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

## BREAKDOWN OF CREDITS

(THOUSAND PESOS)

**CONSOLIDATED**

**Final Printing**

| CREDIT TYPE / INSTITUTION | FOREIGN INSTITUTION (YES/NO) | CONTRACT SIGNING DATE | EXPIRATION DATE | INTEREST RATE | MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY | | | | | | MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | TIME INTERVAL | | | | | | TIME INTERVAL | | | | | |
| | | | | | CURRENT YEAR | UNTIL 1YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR OR MORE | CURRENT YEAR | UNTIL 1YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR OR MORE |
| JAPAN BANK FOR INT (3) (7) | YES | 10/03/2004 | 08/03/2017 | 1.56 | | | | | | | 0 | 68,435 | 68,435 | 68,435 | 34,218 | 0 |
| JAPAN BANK FOR INT (3) (7) | YES | 10/03/2004 | 08/03/2017 | 1.86 | | | | | | | 0 | 2,844 | 2,844 | 2,844 | 1,421 | 0 |
| JAPAN BANK FOR INT (3) (7) | YES | 10/03/2004 | 08/03/2017 | 1.96 | | | | | | | 0 | 370,141 | 370,141 | 370,141 | 185,068 | 0 |
| JAPAN BANK FOR INT (3) (7) | YES | 10/03/2004 | 08/03/2017 | 2.06 | | | | | | | 0 | 39,532 | 39,532 | 39,532 | 19,766 | 0 |
| JAPAN BANK FOR INT (3) (7) | YES | 10/03/2004 | 08/03/2017 | 2.16 | | | | | | | 0 | 165,212 | 165,212 | 165,212 | 82,599 | 0 |
| JAPAN BANK FOR INT (3) (7) | YES | 10/03/2004 | 08/03/2017 | 2.36 | | | | | | | 0 | 110,181 | 110,181 | 110,181 | 55,089 | 0 |
| JAPAN BANK FOR INT (3) (7) | YES | 10/03/2004 | 08/03/2017 | 2.56 | | | | | | | 0 | 11,567 | 11,567 | 11,567 | 5,783 | 0 |
| JP MORGAN CHASE BA (1) (8) | YES | 10/09/2008 | 20/06/2017 | 0.56 | | | | | | | 114,811 | 114,811 | 229,622 | 229,622 | 229,622 | 0 |
| JP MORGAN CHASE BA (1) (8) | YES | 28/07/2009 | 20/12/2019 | 1.26 | | | | | | | 195,179 | 195,179 | 390,357 | 390,357 | 390,357 | 975,893 |
| JP MORGAN CHASE BA (1) (8) | YES | 13/12/2010 | 21/12/2020 | 0.69 | | | | | | | 130,119 | 130,119 | 260,238 | 260,238 | 260,238 | 910,833 |
| JP MORGAN CHASE BA (1) (8) | YES | 23/12/2011 | 30/12/2021 | 0.73 | | | | | | | 325,298 | 325,298 | 650,595 | 650,595 | 650,595 | 2,914,611 |
| MIZUHO CORPORATE B (1) (8) | YES | 14/12/2006 | 14/12/2018 | 0.84 | | | | | | | 487,946 | 487,946 | 975,893 | 975,893 | 975,893 | 1,463,839 |
| MIZUHO CORPORATE B (1) (8) | YES | 25/03/2010 | 24/03/2020 | 2.06 | | | | | | | 0 | 918,510 | 918,510 | 918,510 | 918,510 | 2,296,080 |
| NACIONAL FINANCIER (3) (7) | NOT | 07/11/1990 | 20/11/2015 | 0.00 | | | | | | | 211,965 | 211,965 | 423,929 | 211,965 | 0 | 0 |
| NATIXIS (2) (7) | YES | 22/02/1984 | 30/06/2014 | 2.00 | | | | | | | 442 | 442 | 0 | 0 | 0 | 0 |
| NATIXIS (2) (7) | YES | 22/02/1984 | 30/06/2016 | 2.00 | | | | | | | 23 | 23 | 45 | 45 | 0 | 0 |
| SOCIETE GENERALE (1) (8) | YES | 14/12/2010 | 21/12/2020 | 0.69 | | | | | | | 130,119 | 130,119 | 260,238 | 260,238 | 260,238 | 910,833 |
| SOCIETE GENERALE (1) (7) | YES | 03/02/2006 | 13/02/2017 | 4.77 | | | | | | | 0 | 322,061 | 322,061 | 322,061 | 161,030 | 0 |
| SOCIETE GENERALE (1) (8) | YES | 03/02/2006 | 13/02/2017 | 0.52 | | | | | | | 0 | 224,843 | 224,843 | 224,843 | 112,421 | 0 |
| SOCIETE GENERALE (1) (8) | YES | 30/11/2005 | 13/02/2017 | 0.85 | | | | | | | 0 | 93,640 | 93,640 | 93,640 | 46,820 | 0 |
| SOCIETE GENERALE (1) (8) | YES | 13/12/2010 | 21/12/2020 | 0.69 | | | | | | | 130,119 | 130,119 | 260,238 | 260,238 | 260,238 | 910,833 |
| STANDARD CHARTERED (1) (8) | YES | 10/02/2003 | 20/12/2013 | 0.46 | | | | | | | 73,062 | 0 | 0 | 0 | 0 | 0 |
| STANDARD CHARTERED (1) (8) | YES | 08/07/2004 | 25/01/2014 | 0.44 | | | | | | | 0 | 153,061 | 0 | 0 | 0 | 0 |
| STANDARD CHARTERED (1) (8) | YES | 06/10/2005 | 20/01/2015 | 0.44 | | | | | | | 0 | 459,244 | 229,622 | 0 | 0 | 0 |
| STANDARD CHARTERED (1) (8) | YES | 30/11/2006 | 25/09/2015 | 0.40 | | | | | | | 0 | 459,244 | 459,244 | 0 | 0 | 0 |
| THE BANK OF TOKYO- (1) (8) | YES | 10/12/2004 | 10/12/2014 | 0.76 | | | | | | | 455,417 | 455,417 | 455,417 | 0 | 0 | 0 |
| THE EXPORT-IMPORT (1) (7) | YES | 07/12/2005 | 13/02/2017 | 4.77 | | | | | | | 0 | 110,251 | 110,251 | 110,251 | 55,125 | 0 |
| INT DEV NO PAG | NOT | | 31/12/2013 | 0.00 | | | | | | | 279,038 | 0 | 0 | 0 | 0 | 0 |
| **COMMERCIAL BANKS** | | | | | | | | | | | | | | | | |
| HSBC MEXICO SA INS (6) (11) | NOT | 29/12/2011 | 29/12/2016 | 3.37 | 0 | 0 | 1,166,667 | 1,166,667 | 1,144,652 | 0 | | | | | | |
| NACIONAL FINANCIER (6) (11) | NOT | 17/08/2009 | 17/07/2014 | 6.42 | 333,333 | 1,000,000 | 0 | 0 | 0 | 0 | | | | | | |
| NACIONAL FINANCIER (6) (7) | NOT | 21/12/2012 | 21/12/2022 | 6.55 | 0 | 0 | 0 | 0 | 0 | 1,998,758 | | | | | | |
| BANCO BILBAO VIZCA (3) (8) | YES | 28/05/2008 | 02/06/2014 | 0.86 | | | | | | | 0 | 2,755,554 | 0 | 0 | 0 | 0 |
| BBVA BANCOMER SA (1) (8) | NOT | 10/12/2010 | 15/01/2016 | 1.19 | | | | | | | 0 | 0 | 0 | 26,023,800 | 0 | 0 |
| BANAMEX (1) (7) | NOT | 11/05/2011 | 11/05/2021 | 5.28 | | | | | | | 10,969 | 33,789 | 47,179 | 49,731 | 52,422 | 217,668 |

## MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

### BREAKDOWN OF CREDITS

(THOUSAND PESOS)

**CONSOLIDATED**

**Final Printing**

| CREDIT TYPE / INSTITUTION | FOREIGN INSTITUTION (YES/NO) | CONTRACT SIGNING DATE | EXPIRATION DATE | INTEREST RATE | MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL | | | | | | MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | CURRENT YEAR | UNTIL 1YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR OR MORE | CURRENT YEAR | UNTIL 1YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR OR MORE |
| BANAMEX (1) (7) | NOT | 12/03/2012 | 27/01/2022 | 3.80 | | | | | | | 10,929 | 33,423 | 46,079 | 47,752 | 49,730 | 239,023 |
| BANAMEX (1) (7) | NOT | 28/02/2013 | 07/02/2023 | 3.80 | | | | | | | 9,445 | 28,885 | 39,826 | 41,212 | 42,976 | 263,816 |
| BANAMEX (1) (7) | NOT | 28/02/2013 | 07/02/2023 | 3.80 | | | | | | | 9,445 | 28,885 | 39,826 | 41,212 | 42,976 | 263,816 |
| BBVA BANCOMER (1) (7) | NOT | 14/02/2012 | 28/12/2021 | 3.50 | | | | | | | 9,904 | 29,607 | 41,497 | 43,034 | 44,613 | 203,676 |
| BBVA BANCOMER (1) (7) | NOT | 14/02/2012 | 20/12/2021 | 3.50 | | | | | | | 11,069 | 33,147 | 46,474 | 48,028 | 49,860 | 228,020 |
| BBVA BANCOMER (1) (7) | NOT | 14/02/2012 | 28/12/2021 | 3.50 | | | | | | | 11,077 | 33,114 | 46,411 | 48,130 | 49,896 | 227,804 |
| BBVA BANCOMER (1) (7) | NOT | 14/02/2012 | 30/12/2021 | 3.50 | | | | | | | 9,906 | 29,584 | 41,571 | 43,042 | 44,644 | 203,694 |
| BBVA BANCOMER (1) (7) | NOT | 26/04/2013 | 22/02/2023 | 3.50 | | | | | | | 9,543 | 28,325 | 40,044 | 41,455 | 42,983 | 255,334 |
| BBVA BANCOMER (1) (7) | NOT | 07/06/2013 | 24/04/2023 | 3.50 | | | | | | | 9,540 | 28,376 | 39,949 | 41,462 | 42,980 | 263,767 |
| HSBC (2) (8) | YES | 07/09/2011 | 25/08/2014 | 6.61 | | | | | | | 0 | 2,103,144 | 0 | 0 | 0 | 0 |
| CREDIT AGRICOLE CIB (2) (8) | YES | 07/09/2011 | 25/08/2014 | 6.61 | | | | | | | 0 | 1,775,999 | 0 | 0 | 0 | 0 |
| NATIXIS (2) (8) | YES | 07/09/2011 | 25/08/2014 | 6.61 | | | | | | | 0 | 794,520 | 0 | 0 | 0 | 0 |
| OTHER | | | | | | | | | | | | | | | | |
| INT DEV NO PAG | NOT | | 31/12/2013 | 0.00 | 52,732 | 0 | 0 | 0 | 0 | 0 | | | | | | |
| INT DEV NO PAG | NOT | | 31/12/2013 | 0.00 | | | | | | | 23,675 | 0 | 0 | 0 | 0 | 0 |
| BERGESEN WORLDWIDE (1) (7) | YES | 23/07/2007 | 23/08/2022 | 8.00 | | | | | | | 109,589 | 246,576 | 328,767 | 328,767 | 328,767 | 1,616,440 |
| COPFS (1) (8) | YES | 01/02/2005 | 31/12/2016 | 1.50 | | | | | | | 2,424,905 | 6,690,655 | 3,156,433 | 1,089,593 | 164,024 | 0 |
| BLUE MARINE SHIPPING (1) (7) | YES | 13/08/2008 | 13/08/2018 | 8.00 | | | | | | | 21,584 | 67,362 | 96,240 | 104,132 | 112,672 | 121,912 |
| BLUE MARINE SHIPPING (1) (7) | YES | 02/09/2008 | 13/08/2018 | 7.96 | | | | | | | 18,822 | 58,742 | 83,924 | 90,807 | 98,254 | 106,311 |
| F TAPIAS MEXICO, SA (1) (7) | YES | 23/10/2008 | 11/10/2018 | 7.96 | | | | | | | 21,340 | 66,616 | 95,207 | 103,055 | 111,550 | 152,456 |
| F TAPIAS MEXICO, SA (1) (7) | YES | 14/11/2008 | 02/11/2018 | 8.00 | | | | | | | 21,340 | 66,616 | 95,207 | 103,055 | 111,550 | 152,456 |
| **TOTAL BANKS** | | | | | **386,065** | **1,000,000** | **1,166,667** | **1,166,667** | **1,144,652** | **1,998,758** | **9,853,829** | **27,099,176** | **20,215,740** | **40,818,161** | **18,906,169** | **28,911,247** |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

## BREAKDOWN OF CREDITS

(THOUSAND PESOS)

**CONSOLIDATED**

**Final Printing**

| CREDIT TYPE / INSTITUTION | FOREIGN INSTITUTION (YES/NO) | CONTRACT SIGNING DATE | EXPIRATION DATE | INTEREST RATE | MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL | | | | | | MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | CURRENT YEAR | UNTIL 1YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR OR MORE | CURRENT YEAR | UNTIL 1YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR OR MORE |
| STOCK MARKET | | | | | | | | | | | | | | | | |
| LISTED STOCK EXCHANGE | | | | | | | | | | | | | | | | |
| UNSECURED | | | | | | | | | | | | | | | | |
| BANCO INVEX SA Ins (6) (11) | NOT | 17/05/2010 | 12/05/2014 | 4.48 | 0 | 8,500,000 | 0 | 0 | 0 | 0 | | | | | | |
| BANCO INVEX SA Ins (6) (11) | NOT | 08/02/2010 | 03/02/2015 | 4.73 | 0 | 0 | 7,952,556 | 0 | 0 | 0 | | | | | | |
| BANCO INVEX SA Ins (6) (11) | NOT | 15/03/2011 | 08/03/2016 | 4.25 | 0 | 0 | 0 | 9,936,914 | 0 | 0 | | | | | | |
| BANCO INVEX SA Ins (6) (11) | NOT | 03/10/2011 | 10/04/2017 | 4.28 | 0 | 0 | 0 | 0 | 6,955,588 | 0 | | | | | | |
| BANCO INVEX SA Ins (6) (11) | NOT | 29/11/2012 | 23/11/2017 | 4.35 | 0 | 0 | 0 | 0 | 0 | 16,473,144 | | | | | | |
| BANCO INVEX SA Ins (6) (11) | NOT | 19/09/2013 | 28/02/2019 | 4.09 | 0 | 0 | 0 | 0 | 0 | 4,992,154 | | | | | | |
| BANCO INVEX SA Ins (6) (7) | NOT | 08/02/2010 | 27/01/2020 | 9.10 | 0 | 0 | 0 | 0 | 0 | 10,100,733 | | | | | | |
| BANCO INVEX SA Ins (6) (7) | NOT | 07/12/2011 | 24/11/2021 | 7.65 | 0 | 0 | 0 | 0 | 0 | 20,677,165 | | | | | | |
| BANCO INVEX SA Ins (6) (7) | NOT | 26/09/2013 | 12/09/2024 | 7.19 | 0 | 0 | 0 | 0 | 0 | 10,378,407 | | | | | | |
| BANCO INVEX SA Ins (7) (7) | NOT | 08/02/2010 | 27/01/2020 | 4.20 | 0 | 0 | 0 | 0 | 0 | 3,963,265 | | | | | | |
| BANCO INVEX SA Ins (7) (7) | NOT | 03/10/2011 | 20/09/2021 | 3.55 | 0 | 0 | 0 | 0 | 0 | 3,239,767 | | | | | | |
| BANCO INVEX SA Ins (7) (7) | NOT | 29/11/2012 | 11/05/2028 | 3.02 | 0 | 0 | 0 | 0 | 0 | 3,576,317 | | | | | | |
| SCOTIA INVERLAT CA (6) (11) | NOT | 18/06/2008 | 05/06/2014 | 3.97 | 0 | 10,000,000 | 0 | 0 | 0 | 0 | | | | | | |
| SCOTIA INVERLAT CA (6) (7) | NOT | 29/07/2005 | 16/07/2015 | 9.91 | 0 | 0 | 9,500,000 | 0 | 0 | 0 | | | | | | |
| SCOTIA INVERLAT CA (6) (7) | NOT | 03/04/2009 | 28/03/2016 | 9.15 | 0 | 0 | 0 | 7,498,878 | 0 | 0 | | | | | | |
| SCOTIA INVERLAT CA (7) (13) | NOT | 23/12/2004 | 05/12/2019 | 0.00 | 0 | 0 | 0 | 0 | 0 | 15,470,141 | | | | | | |
| INT DEV NO PAG | NOT | | 31/12/2013 | 0.00 | 1,014,454 | 0 | 0 | 0 | 0 | 0 | | | | | | |
| CREDIT SUISSE (4) (7) | YES | 09/10/2009 | 13/10/2014 | 3.50 | | | | | | | 0 | 0 | 7,141,386 | 0 | 0 | 0 |
| CREDIT SUISSE (4) (7) | YES | 10/04/2012 | 10/04/2019 | 2.50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 4,277,932 |
| DEUTSCHE BANK AG (1) (7) | YES | 12/12/2002 | 15/12/2014 | 7.38 | | | | | | | 0 | 0 | 4,751,100 | 0 | 0 | 0 |
| DEUTSCHE BANK AG (1) (7) | YES | 08/06/2005 | 15/12/2015 | 5.75 | | | | | | | 0 | 0 | 0 | 3,056,690 | 0 | 0 |
| DEUTSCHE BANK AG (1) (7) | YES | 22/10/2007 | 01/03/2018 | 5.75 | | | | | | | 0 | 0 | 0 | 0 | 0 | 32,382,299 |
| DEUTSCHE BANK AG (1) (7) | YES | 14/11/2001 | 01/02/2022 | 8.63 | | | | | | | 0 | 0 | 0 | 0 | 0 | 2,085,092 |
| DEUTSCHE BANK AG (1) (7) | YES | 08/06/2005 | 15/06/2035 | 6.63 | | | | | | | 0 | 0 | 0 | 0 | 0 | 22,770,825 |
| DEUTSCHE BANK AG (1) (7) | YES | 04/06/2008 | 15/06/2038 | 6.63 | | | | | | | 0 | 0 | 0 | 0 | 0 | 6,463,011 |
| DEUTSCHE BANK AG (2) (7) | YES | 07/10/2009 | 09/01/2017 | 5.50 | | | | | | | 0 | 0 | 0 | 0 | 17,431,000 | 0 |
| DEUTSCHE BANK AG (2) (7) | YES | 17/06/2009 | 06/11/2017 | 5.78 | | | | | | | 0 | 0 | 0 | 0 | 0 | 3,501,773 |
| DEUTSCHE BANK AG (2) (7) | YES | 22/02/2005 | 24/02/2025 | 5.50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 17,542,640 |
| DEUTSCHE BANK AG (3) (7) | YES | 05/12/2002 | 05/12/2023 | 3.50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 3,945,900 |
| DEUTSCHE BANK AG (5) (7) | YES | 13/01/2003 | 18/12/2013 | 7.50 | | | | | | | 8,338,024 | 0 | 0 | 0 | 0 | 0 |
| DEUTSCHE BANK AG (5) (7) | YES | 02/06/2009 | 02/06/2022 | 8.25 | | | | | | | 0 | 0 | 0 | 0 | 0 | 7,242,798 |
| DEUTSCHE BANK AG (8) (7) | YES | 26/04/2012 | 26/04/2017 | 6.13 | | | | | | | 0 | 0 | 0 | 0 | 2,080,179 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

## BREAKDOWN OF CREDITS

(THOUSAND PESOS)

**CONSOLIDATED**

**Final Printing**

| CREDIT TYPE / INSTITUTION | FOREIGN INSTITUTION (YES/NO) | CONTRACT SIGNING DATE | EXPIRATION DATE | INTEREST RATE | MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY | | | | | | MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | TIME INTERVAL | | | | | | TIME INTERVAL | | | | | |
| | | | | | CURRENT YEAR | UNTIL 1YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR OR MORE | CURRENT YEAR | UNTIL 1YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR OR MORE |
| DEUTSCHE BANK TRUS (1) (7) | YES | 18/09/2009 | 15/03/2015 | 4.88 | | | | | | | 0 | 0 | 19,447,645 | 0 | 0 | 0 |
| DEUTSCHE BANK TRUS (1) (7) | YES | 01/04/1998 | 30/03/2018 | 9.25 | | | | | | | 0 | 0 | 0 | 0 | 0 | 1,520,362 |
| DEUTSCHE BANK TRUS (1) (7) | YES | 18/07/2013 | 18/07/2018 | 3.50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 12,932,805 |
| DEUTSCHE BANK TRUS (1) (7) | YES | 03/02/2009 | 03/05/2019 | 8.00 | | | | | | | 0 | 0 | 0 | 0 | 0 | 25,691,482 |
| DEUTSCHE BANK TRUS (1) (7) | YES | 05/02/2010 | 05/03/2020 | 6.00 | | | | | | | 0 | 0 | 0 | 0 | 0 | 12,873,147 |
| DEUTSCHE BANK TRUS (1) (7) | YES | 21/07/2010 | 21/01/2021 | 5.50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 39,227,660 |
| DEUTSCHE BANK TRUS (1) (7) | YES | 24/01/2012 | 24/01/2022 | 4.88 | | | | | | | 0 | 0 | 0 | 0 | 0 | 27,032,620 |
| DEUTSCHE BANK TRUS (1) (7) | YES | 30/01/2013 | 30/01/2023 | 3.50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 27,197,445 |
| DEUTSCHE BANK TRUS (1) (7) | YES | 01/03/1993 | 01/12/2023 | 8.63 | | | | | | | 0 | 0 | 0 | 0 | 0 | 1,704,598 |
| DEUTSCHE BANK TRUS (1) (7) | YES | 18/07/2013 | 18/01/2024 | 4.88 | | | | | | | 0 | 0 | 0 | 0 | 0 | 12,918,516 |
| DEUTSCHE BANK TRUS (1) (7) | YES | 30/12/2004 | 15/09/2027 | 9.50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 2,937,983 |
| DEUTSCHE BANK TRUS (1) (7) | YES | 18/09/1997 | 16/09/2027 | 9.50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 1,330,181 |
| DEUTSCHE BANK TRUS (1) (7) | YES | 30/08/2010 | 15/06/2035 | 6.63 | | | | | | | 0 | 0 | 0 | 0 | 0 | 13,916,525 |
| DEUTSCHE BANK TRUS (1) (7) | YES | 02/06/2011 | 02/06/2041 | 6.50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 39,149,207 |
| DEUTSCHE BANK TRUS (1) (7) | YES | 26/06/2012 | 27/06/2044 | 5.50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 36,950,403 |
| DEUTSCHE BANK TRUS (1) (7) | YES | 28/09/2010 | 28/12/2045 | 6.63 | | | | | | | 0 | 0 | 0 | 0 | 0 | 12,992,803 |
| DEUTSCHE BANK TRUS (1) (8) | YES | 18/07/2013 | 18/07/2018 | 2.28 | | | | | | | 0 | 0 | 0 | 0 | 0 | 6,495,938 |
| THE B NY MELLON (2) (7) | YES | 05/08/2004 | 05/08/2016 | 6.38 | | | | | | | 0 | 0 | 0 | 14,911,244 | 0 | 0 |
| PEMEX FINANCE (1) (7) | YES | 15/02/1999 | 15/11/2018 | 9.88 | | | | | | | 162,649 | 487,946 | 1,260,528 | 1,463,839 | 1,463,839 | 1,016,554 |
| PEMEX FINANCE (1) (8) | YES | 15/02/1999 | 07/04/2014 | 3.81 | | | | | | | 401,200 | 693,968 | 0 | 0 | 0 | 0 |
| INT DEV NO PAG | NOT | | 31/12/2013 | 0.00 | | | | | | | 7,716,840 | 0 | 0 | 0 | 0 | 0 |
| **SECURED** | | | | | | | | | | | | | | | | |
| SUMITOMO MITSUI BA (3) (8) | YES | 19/09/2008 | 29/09/2020 | 0.97 | | | | | | | 0 | 0 | 0 | 0 | 0 | 8,417,920 |
| CREDIT AGRICOLE CI (1) (7) | YES | 26/07/2012 | 20/12/2022 | 1.70 | | | | | | | 260,238 | 260,238 | 520,476 | 520,476 | 520,476 | 2,847,106 |
| CREDIT AGRICOLE CI (1) (7) | YES | 06/07/2012 | 20/12/2022 | 1.95 | | | | | | | 260,238 | 260,238 | 520,476 | 520,476 | 520,476 | 2,862,103 |
| CREDIT AGRICOLE CI (1) (7) | YES | 06/07/2012 | 20/12/2022 | 2.00 | | | | | | | 260,238 | 260,238 | 520,476 | 520,476 | 520,476 | 2,829,216 |
| WELLS FARGO NA (1) (7) | YES | 19/09/2013 | 15/02/2024 | 2.83 | | | | | | | 0 | 260,238 | 520,476 | 520,476 | 520,476 | 3,369,491 |
| WELLS FARGO NA (1) (8) | YES | 30/09/2013 | 15/02/2024 | 0.68 | | | | | | | 0 | 487,946 | 975,893 | 975,893 | 975,893 | 6,319,777 |
| INT DEV NO PAG | NOT | | 31/12/2013 | 0.00 | | | | | | | 83,471 | 0 | 0 | 0 | 0 | 0 |
| **PRIVATE PLACEMENTS** | | | | | | | | | | | | | | | | |
| **UNSECURED** | | | | | | | | | | | | | | | | |
| **SECURED** | | | | | | | | | | | | | | | | |
| **TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENTS** | | | | | 1,914,484 | [illegible] | 17,462,596 | 17,436,792 | [illegible] | [illegible] | 17,482,898 | 2,710,912 | [illegible] | [illegible] | [illegible] | 482,748,912 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

## BREAKDOWN OF CREDITS

(THOUSAND PESOS)

**CONSOLIDATED**

**Final Printing**

| CREDIT TYPE / INSTITUTION | FOREIGN INSTITUTION (YES/NO) | DATE OF AGREEMENT | EXPIRATION DATE | | MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY | | | | | | MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | TIME INTERVAL | | | | | | TIME INTERVAL | | | | | |
| | | | | | CURRENT YEAR | UNTIL 1YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR OR MORE | CURRENT YEAR | UNTIL 1YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR OR MORE |
| OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST | | | | | | | | | | | | | | | | |
| TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST | | | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | | | | | | | | | | | | | | | | |
| SUPPLIERS | | | | | | | | | | | | | | | | |
| Otros Proveedores | NOT | | | | 0 | 55,578,809 | | | | | | | | | | |
| TOTAL SUPPLIERS | | | | | 0 | 55,578,809 | | | | | 0 | 0 | | | | |
| | | | | | | | | | | | | | | | | |
| OTHER CURRENT AND NON-CURRENT LIABILITIES | | | | | | | | | | | | | | | | |
| Otros Pasivos Circulantes | NOT | | | | 0 | 16,748,323 | 0 | 0 | 0 | 0 | | | | | | |
| Otros Pasivos no Circulantes | NOT | | | | 0 | 0 | 0 | 1,424,416,185 | 0 | 0 | | | | | | |
| TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES | | | | | 0 | 16,748,323 | 0 | 1,424,416,185 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | | | | | | | | | | | | | | | | |
| GENERAL TOTAL | | | | | 1,400,519 | 91,827,132 | 18,619,223 | 1,443,018,644 | 8,109,240 | 90,889,851 | 27,336,727 | 29,809,982 | 55,874,196 | 63,307,731 | 42,940,984 | 431,657,159 |

**NOTES**

| CURRENCIES | | ACCOUNTING EXCHANGE RATE |
|---|---|---|
| (1) DOLLARS | DLL | 13.01190 |
| (2) EUROS | EUR | 17.54264 |
| (3) JAPANESE YEN | JPY | 0.13153 |
| (4) SWISS FRANCS | CHF | 14.28466 |
| (5) STERLING POUND | GBP | 20.84506 |
| (6) PESOS | MXP | 1.00000 |
| (7) UDIS | UDI | 4.96877 |
| (8) AUSTRALIAN DOLLAR | AUD | 13.91945 |

TYPE OF RATE
(7) FIXED RATE
(8) LIBOR RATE
(9) FLOATING RATE
(10) DISCOUNT RATE

**NOTES**

TYPE OF RATE
(11) TIIE RATE
(12) CETES
(13) FIXED RATE (ZERO COUPON)

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

**MONETARY FOREIGN CURRENCY POSITION**

**CONSOLIDATED**

**(THOUSAND PESOS)**

**Final Printing**

| FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS) | DOLLARS | | OTHER CURRENCIES | | THOUSAND PESOS TOTAL |
|---|---|---|---|---|---|
| | THOUSANDS OF DOLLARS | THOUSAND PESOS | THOUSANDS OF DOLLARS | THOUSAND PESOS | |
| **MONETARY ASSETS** | 12,054,862 | 156,856,661 | 6,514 | 84,754 | 156,941,415 |
| CURRENT | 12,046,607 | 156,749,246 | 6,464 | 84,108 | 156,833,354 |
| NON CURRENT | 8,255 | 107,415 | 50 | 646 | 108,061 |
| **LIABILITIES POSITION** | 47,738,866 | 621,173,348 | 8,338,459 | 108,499,185 | 729,672,533 |
| CURRENT | 8,349,921 | 108,648,332 | 1,640,888 | 21,351,064 | 129,999,396 |
| NON CURRENT | 39,388,945 | 512,525,016 | 6,697,571 | 87,148,121 | 599,673,137 |
| **NET BALANCE** | -35,684,004 | -464,316,687 | -8,331,945 | -108,414,431 | -572,731,118 |

**NOTES**

| FOREIGN CURRENCIES | | EXCHANGE RATES |
|---|---|---|
| AMERICAN DOLLARS | USD | 13.01190 |
| AUSTRALIAN DOLLAR | | 13.91945 |
| JAPANESE YENS | JPY | 0.13153 |
| STERLING POUNDS | GBP | 20.84506 |
| EUROS | EUR | 17.54264 |
| SWISS FRANC | | 14.28466 |
| CANADIAN DOLLAR | | 12.61210 |

## FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

NON-APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCES OF "CERTIFICADOS BURSÁTILES" UNDER THE CORRESPONDING PROGRAM.

**ACTUAL SITUATION OF FINANCIAL LIMITED**

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

## DISTRIBUTION OF REVENUE BY PRODUCT

**CONSOLIDATED**

**TOTAL INCOME**
**(THOUSAND PESOS)**

**Final Printing**

| MAIN PRODUCTS OR PRODUCT LINE | NET SALES | | MARKET SHARE (%) | MAIN | |
|---|---|---|---|---|---|
| | VOLUME | AMOUNT | | TRADEMARKS | CUSTOMERS |
| **NATIONAL INCOME** | | | | | |
| PETROLEUM PRODUCTS: | 0 | 0 | 0 | | |
| FUEL OIL | 212 | 61,839,306 | 100.00 | | CFE |
| DIESEL | 393 | 156,555,398 | 100.00 | PEMEX DIESEL | DISTRIBUIDORES |
| L.P. GAS | 277 | 51,368,289 | 0.00 | | DISTRIBUIDORES |
| MAGNA SIN GASOLINE | 667 | 251,003,918 | 100.00 | PEMEX MAGNA | DISTRIBUIDORES |
| PREMIUM GASOLINE | 116 | 45,597,590 | 100.00 | PEMEX PREMIUM | DISTRIBUIDORES |
| JET FUEL | 62 | 26,443,373 | 100.00 | | ASA |
| OTHER REFINED PRODUCTS | 69 | 9,399,455 | 100.00 | | DISTRIBUIDORES |
| REDUCTION DUE TO DEPLETION | 0 | -2,542,542 | 0.00 | | |
| PETROCHEMICAL PRODUCTS: | 0 | 0 | 0 | | |
| METHANE DERIVATIVES (A) | 933 | 4,690,962 | 83.00 | | |
| ETHANE DERIVATIVES (B) | 874 | 12,292,372 | 40.00 | | |
| AROMATICS AND DERIVATIVES (C) | 139 | 2,594,017 | 32.00 | | |
| PROPYLENES AND DERIVATIVES (D) | 51 | 3,793,890 | 20.00 | | |
| OTHER PETROCHEMICALS (E) | 997 | 2,734,659 | 0.00 | | |
| DRY GAS | 3,533 | 52,806,872 | 0.00 | | (F) |
| SERVICES INCOME | 0 | 7,414,364 | 0.00 | | |
| **EXPORT INCOME** | | | | | |
| CRUDE OIL (TBD) | 1,173 | 412,240,151 | 0 | (G) | (H) |
| REFINED PRODUCTS (TBD) | 180 | 50,940,477 | 0 | | (I) |
| PETROCHEMICAL PRODUCTS (TT) | 476 | 1,171,586 | 0 | | (I) |
| **INCOME OF SUBSIDIARIES ABROAD** | | | | | |
| OTC MARGINAL EFFECT | 0 | 48,366,210 | 0 | | |
| **TOTAL** | 10,152 | 1,198,710,347 | | | |

**NOTES**

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - AUGUST 2013 WAS CONSIDERED.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.
(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE; PLANTS THAT ARE NOT IN OPERATION FOR AN INDEFINITE PERIOD OF TIME).

## DISTRIBUTION OF REVENUE BY PRODUCT

**CONSOLIDATED**

**TOTAL INCOME**

**(THOUSAND PESOS)**

**Final Printing**

(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET.
(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALS (ISPAT).
(G) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JANUARY-SEPTEMBER 2013): 70.2% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHEREAS 16.4% WAS DISTRIBUTED TO EUROPE, 3.4% TO THE REST OF THE AMERICAN CONTINENT AND 10.0% TO THE FAR EAST.
(H) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE PERIOD FROM JANUARY-SEPTEMBER OF 2013 WAS 3.20%.
(I) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2013**

**PETROLEOS MEXICANOS**

## ANALYSIS OF PAID CAPITAL STOCK

**CONSOLIDATED**

## CHARACTERISTICS OF THE SHARES

**Final Printing**

| SERIES | NOMINAL VALUE | VALID COUPON | NUMBER OF SHARES | | | | CAPITAL STOCK | |
|---|---|---|---|---|---|---|---|---|
| | | | FIXED PORTION | VARIABLE PORTION | MEXICAN | FREE SUBSCRIPTION | FIXED | VARIABLE |
| NA | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TOTAL | | | 0 | 0 | 0 | 0 | 0 | 0 |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITALSTOCK ON THE DATE OF SENDING THE INFORMATION** 0

**NOTES**

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

**Risk Management**

**Risk Management and Financial Instruments**

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage this risk, PEMEX has developed general provisions relating to market risk management, which are comprised of policies and guidelines that promote an integrated scheme for market risk management, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limits.

In addition to the policies and guidelines, the risk management regulatory framework in PEMEX is managed by the Financial Risk Committee. This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's internal procedures.

PEMEX reduces the impact of market risk on its financial results by promoting a balance between expected incoming cash flows from operations and outgoing cash flows relating to its liabilities.

Finally, the PMI Group has implemented a regulatory framework for risk management, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities, in accordance with industry best practices, such as the use of derivatives for financial risk mitigation purposes exclusively, generation of a daily portfolio risk report, value at risk (VaR) computation, regular stress testing of major exposures, limits on VaR, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, the PMI Group also has its own risk management subcommittee which supervises the trading of DFIs.

**Hydrocarbon Prices Risk**

PEMEX periodically evaluates its exposure to international hydrocarbon prices and uses DFIs as a mechanism to mitigate identified potential sources of risk. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to the third quarter of 2013.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the opposite position to those DFIs offered to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This mechanism allows Pemex-Gas and Basic Petrochemicals to maintain its natural risk profile, after giving effect to all DFIs.

Pemex-Gas and Basic Petrochemicals' domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism fixes the sell price of LPG throughout Mexico. This generates a risk exposure in the geographic areas where PEMEX sells imported LPG. Pemex-Gas and Basic Petrochemicals may mitigate the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps.

PMI Trading periodically enters into DFIs to mitigate risk generated in the purchase and sale of refined products and liquid gases derived from natural gas, thereby reducing the potential volatility of its income. PMI Trading policies establish an upper limit for each portfolio's capital at risk, which is compared on a daily basis against the portfolio's value-at-risk, in order to carry out risk mitigation mechanisms if necessary.

**Exchange Rate Risk**

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. PEMEX's revenues from domestic sales of gasoline and diesel net of the IEPS tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of LPG, which are priced in pesos.

Moreover, the hydrocarbon duties, most capital expenditures and investments and the cost of petroleum products and natural gas that PEMEX imports for resale in Mexico or uses in its facilities are denominated in U.S. dollars. By contrast, most of PEMEX's operating expenses and a significant amount of capital expenditures and investments are payable in pesos and are not linked to the U.S. dollar.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's income in peso terms. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX perceives this risk as manageable, without the need for hedging instruments, because most of its investments and debt issuances are carried out in or converted into U.S. dollars and therefore, the impact of the fluctuation in the exchange rate between the U.S. dollar and the peso on its revenues is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Although PEMEX attempts to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX's funding costs or expose it to foreign exchange risk. Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a strategy, swapped this debt into U.S. dollars, except for debt denominated in UDIs, which it swaps into pesos. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currencies other than pesos and U.S. dollars.

The currencies underlying these DFIs are the UDI against Mexican peso, and the euro, Japanese yen, pound sterling and Swiss franc, which are swapped against the U.S. dollar.

The PMI Group also enters into DFIs to mitigate the risk associated with the volatility of currencies in connection to its financing operations.

**Interest Rate Risk**

PEMEX is exposed to fluctuations in interest rates on short- and long-term floating rate instruments. PEMEX is predominantly exposed to U.S. dollar LIBOR interest rates and to the Mexican Interbank Interest Rate (TIIE). Through its issuances, PEMEX has sought to achieve a desired mix of fixed and floating rate instruments in its debt portfolio.

On occasion, to follow the strategy of offsetting expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX is obligated to make payments based on a fixed interest rate and is entitled to receive payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

The PMI Group also enters into DFIs to mitigate the risk associated with the volatility of interest rates in connection to its financing operations.

**Counterparty and Credit Risk**

When the fair value of DFIs is favorable to PEMEX, it faces the risk that counterparties will not be able to meet their obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and the credit risk exposure of its DFIs. Additionally, PEMEX enters into DFIs mostly with major financial institutions and hydrocarbon intermediaries with appropriate credit ratings. These ratings are issued and revised periodically by risk rating agencies; additionally, PEMEX maintains a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are repriced when the credit exposure of one party to the other exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in seven cross-currency swaps in 2012 and four swaps so far in 2013. These swaps are used to hedge exposure to the euro and pound. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, the fair value or mark-to-market of DFIs must reflect the creditworthiness of the parties, such that the value of a DFI reflects the risk that either party will default on its obligation. Accordingly, and in accordance with the best practices of the market, PEMEX applied the credit value adjustment (CVA) method in determining the fair value of DFIs.

As described in the previous section, Hydrocarbon Prices Risk, Pemex-Gas and Basic Petrochemicals faces credit risk in connection to the DFIs, it offers to its domestic customers to assist them in mitigating the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals significantly reduced its credit risk as a result of the changes made during 2009 to PEMEX's guidelines regarding credit risk management.

In order to qualify for these DFIs, Pemex-Gas and Basic Petrochemicals customers must be party to a current natural gas supply contract and sign a master hedging agreement, which is ancillary to such supply contract. Since October 2, 2009, DFIs with these customers must be secured initially by cash deposits, letters of credit or other collateral, as required. In the event of nonpayment, DFIs related to the default are liquidated, rights to collateral are exercised and, if the collateral is not sufficient to cover the fair value in favor of PEMEX, natural gas supply is suspended until the payment is made. Pemex-Gas and Basic Petrochemicals has a number of outstanding DFIs contracted before October 2, 2009 in which customers are not required to post collateral. The Board of Directors of Pemex-Gas and Basic Petrochemicals approve the requirements for credit support for DFIs entered into by Pemex-Gas and Basic Petrochemicals with its customers.

**Instruments Entered Into For Trading Purposes**

PEMEX retains a synthetic long position on 67,969,767shares of Repsol, with the objective of maintaining corporate rights over these shares. This is accomplished by using four total return swaps under which PEMEX pays variable amounts and receives total return on the Repsol shares. Under these DFIs, PEMEX is entitled to any capital gains associated with the Repsol shares and agrees to cover its counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol through its affiliate PMI H.B.V. In order to protect that investment, PMI H.B.V entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. In August 2012 and September 2013, the DFIs related to 38,136,160 shares of Repsol expired. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes.

**Derivative Financial Instruments Valuation**

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. Fair Value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX's DFI portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

**Accounting**

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and International Financial Reporting Standards 7, 9 and 13 as issued by the International Accounting Standards Board, which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for being designated as hedges, under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Financing Cost (FC).

As of September 30, 2013 and 2012, the net fair value of PEMEX's outstanding DFIs was $ 2,736,614 and $ 3,209,300, respectively. As of September 30, 2013 and 2012, PEMEX did not have any DFIs designated as hedges.

For the periods ended September 30, 2013 and 2012, PEMEX recognized a net gain (loss) of $ 1,175,687 and ($ 7,492,700), respectively, in FC with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, according to its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX has determined that these agreements do not meet the criteria to generate an embedded derivative, therefor, for the periods ended September 30, 2013 and 2012, PEMEX has not recognized any effects in its statement of operations, due to embedded derivatives (foreign currency or index).

**TABLE 1**
**Interest Rate and Currency Derivatives**
**(in thousands of pesos, except as noted, as of September 30, 2013)**

| Derivative Type | Hedging/ Trading | Notional Amount | Underlying Value | | Fair Value | | Notional amounts by expected maturity year | | | | | | Collateral delivered |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Current Quarter | Previous Quarter | Current Quarter | Previous Quarter | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter | |
| Interest Rate Swaps | Hedging | N/A | N/A | N/A | N/A | N/A | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Currency Swaps | Hedging | 111,779,863 | MXN = 13.0119<br>1/EUR = 1.3482<br>1/GBP = 1.602<br>JPY = 98.9272<br>UDI = 4.9688<br>CHF = 0.9109<br>AUD = 0.9348<br>Exchange rates against US dollar. | MXN = 13.0235<br>1/EUR = 1.30340<br>1/GBP = 1.52510<br>JPY = 98.298<br>UDI = 4.952064<br>CHF = 0.9461<br>AUD = 0.9273<br>Exchange rates against US dollar. | (1,210,015) | (4,920,744) | 9,081,975 | 9,900,168 | 1,071,271 | 670,906 | 24,711,483 | 66,344,061 | 0 |
| Currency Swaps with credit linked options | Hedging | 16,523,182 | 1/EUR = 1.3482<br>JPY = 98.92724<br>Exchange rates against US dollar. | 1/EUR = 1.30340<br>JPY = 98.298<br>Exchange rates against US dollar. | 1,625,520 | 984,083 | 0 | 0 | 0 | 13,382,739 | 0 | 3,140,442 | 0 |

**TABLE 2**
**Equity Derivatives**
**(in thousands of pesos, except as noted, as of September 30, 2013)**

| Derivative Type | Hedging/ Trading | Notional Amount (shares) | Underlying Value | | Fair Value (in thousands of pesos) | | Notional amounts by expected maturity year (shares) | | | | | | Collateral delivered |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Current Quarter | Previous Quarter | Current Quarter | Previous Quarter | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter | |
| Equity Swaps | Trading | 67,969,767 | Repsol = 18.325<br>Euro share price. | Repsol = 16.21<br>Euro share price. | 2,124,053 | (1,010,078) | 19,289,968 | 48,679,799 | 0 | 0 | 0 | 0 | 0 |

**TABLE 3**

**Natural Gas Derivatives**

**(in thousands of pesos, except as noted, as of September 30, 2013)**

| Derivative Type | Hedging/ Trading | Volume (in MMBtu) | Underlying value (U.S. $ per MMBtu)[1] | | Fair Value | | Year of expected maturity date (in MMBtu) | | | | | | Collateral delivered |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Current Quarter | Previous Quarter | Current Quarter | Previous Quarter | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter | |
| Long Swaps | Trading | 2,795,423 | 3.47 | 4.08 | (27,235) | (57,641) | 1,171,269 | 1,313,954 | 181,200 | 129,000 | 0 | 0 | 0 |
| Short Swaps | Trading | (2,795,423) | 3.47 | 4.08 | 29,971 | 60,997 | (1,171,269) | (1,313,954) | (181,200) | (129,000) | 0 | 0 | |
| European Call | | | | | | | | | | | | | |
| Long | Trading | 9,101,208 | 3.47 | 4.08 | 19,224 | 12,194 | 2,290,944 | 5,698,014 | 884,700 | 219,550 | 8,000 | 0 | |
| Short | | (9,101,028) | | | (19,011) | (11,949) | (2,290,764) | (5,698,014) | (884,700) | (219,550) | (8,000) | 0 | |

(1) Representative underlying asset value.

**TABLE 4**

**Crude and Petroleum Products Financial Derivatives**

**(in thousands of pesos, except as noted, open positions as of September 30, 2013)**

| Derivative Type | Hedging/ Trading | Volume (in millions of barrels) (1) | Underlying value (U.S. $ per barrel) | | Fair Value | | Volume per Year | | | | | | Collateral delivered |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Current Quarter | Previous Quarter (2) | Current Quarter | Previous Quarter | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter | |
| Over the Counter Swaps | Hedging | 0.0 | N.A. | 113.0 | 0 | 10,606 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |

(1) Net Volume; spread positions do not contribute to this figure

(2) Representative underlying asset value per barrel

## TABLE 5

### Crude and Petroleum Products Financial Derivatives Clasified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity

### (in thousands of pesos, except as noted, open positions as of September 30, 2013)

| Derivative Type | Hedging/ Trading | Volume (in millions of barrels) (1) | Underlying value (U.S. $ per barrel) | | Fair Value | | Volume per Year | | | | | | Collateral delivered (3) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Current Quarter | Previous Quarter (2) | Current Quarter | Previous Quarter | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter | |
| Futures | Hedging | (0.4) | 110.4 | 111.8 | 128,247 | 47,042 | (0.4) | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | N.A |
| Exchange Traded Swaps | Hedging | (1.3) | 96.6 | 91.6 | (7,849) | 67,419 | (1.3) | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | N.A |

(1) Net Volume

(2) Representative underlying asset value per barrel

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps 112,674,882.53

## TABLE 6

### Financial Derivative Instruments from Treasury

### (in thousands of pesos, except as noted, as of September 30, 2013)

| Derivative Type | Hedging/ Trading | Notional Amount | Underlying value(1) | | Fair Value | | Notional amounts by expected maturity year | | | | | | Collateral delivered |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Current Quarter | Previous Quarter | Current Quarter | Previous Quarter | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter | |
| Over The Counter Interest Rate Swaps | Hedging | 1,704,516 | LIBOR USD 1M = 0.17885% | LIBOR USD 1M = 0.19465% | (82,674) | (84,204) | (40,514) | (166,871) | (174,083) | (181,464) | (189,382) | (952,203) | 0 |
| Over The Counter FX Forwards | Hedging | 4,673,650 | USD/EUR = 1.3482 MXN/USD = 13.0119 | USD/EUR = 1.3034 MXN/USD = 13.0235 | 58,096 | (189,734) | 0 | 4,673,650 | 0 | 0 | 0 | 0 | 0 |
| Over The Counter Equity Options and Dividend Swaps | Trading | 19,068,080 shares | Repsol YPF = 18.325 Euro share price. | Repsol YPF = 16.21 Euro share price. | 218,471 | 513,718 | 0 | 19,068,080 shares | 0 | 0 | 0 | 0 | 0 |

(1) Representative underlying asset value.

LIBOR USD 1m at date of reporting.

Open positions

The information in these tables has been calculated using the exchange rates as of June 30, 2013 Ps. 13.0235 = USD $1.00 and September 30, 2013 Ps. 13.01190= US$1.00

The information in these tables has been calculated using the exchange rates as of June 30, 2013 Ps. 16.97483= EUR $1.00 and September 30, 2013 Ps. 17.54264= EUR$1.00

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________________
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: December26, 2013

## FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.